SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.


                          FORM U5S

                       ANNUAL REPORT
             For the Year ended December 31, 1997


Filed pursuant to the Public Utility Holding Company Act of 1935 by Eastern Utilities Associates, P.O. Box 2333, Boston, Massachusetts 02107



04-1271872
(I.R.S. Employer Identification No.)


FORM U5S-ANNUAL REPORT

For the Calendar Year 1997

ITEMS

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1997
                                                          % of
Name of Company                     Number of Common      Voting        Issuer         Owner's
(add abbreviation used herein)      Shares Owned          Power       Book Value      Book Value

Eastern Utilities Associates        Publicly Owned            (5)     $373,510,671    $
(EUA or the Association)

EUA Service Corporation                        100       100% (6)        2,895,346       2,895,346
(EUA Service)

Blackstone Valley Electric                 184,062       100% (6)       38,091,740      38,091,740
Company (Blackstone)

Newport Electric Corporation             1,000,000       100% (6)       22,372,489      22,372,489
(Newport)

Eastern Edison Company                   2,891,357       100% (6)        218,468,366     218,468,366
(Eastern Edison)

Montaup Electric Company                   586,000       100% (7)        160,512,035     160,512,035
(Montaup)
          Preferred Stock                                     (7)          1,500,000       1,500,000
          Debenture Bonds (Unsecured)                         (7)        135,575,000     135,575,000
          Pollution Control
          Bonds (Unsecured) - Net                             (7)         37,135,965      37,135,965

EUA Cogenex Corporation                      1,000       100% (6)         47,602,678      47,602,678
(EUA Cogenex)

EUA Citizens Conservation
Services, Inc.                              10,000       100% (9)            223,553         223,553

Northeast Energy Management, Inc.           10,000       100% (9)         10,782,717      10,782,717
(NEM)

EUA Cogenex West                            10,000       100% (9)          5,170,109       5,170,109
(formerly EUA Highland Corporation)

APS Cogenex L.L.C.                                       50% (12)            (73,197)        (73,197)


EUA Cogenex-Canada Inc.                        100       100% (9)            860,865         860,865
(Cogenex Canada)

EUA Cogenex-Canada Energy Services Inc.(1)     100      100% (13)

EUA WestCoast L.P.                                       50% (11)          1,452,417       1,452,417

EUA Energy Capital and
Services I                                               50% (10)         12,631,787      12,631,787
Promissory Note                                                               25,995          25,995

EUA Energy Capital and
Services II                                              50% (10)         16,330,113      16,330,113

EUA FRC II Energy Associates                             50% (10)          1,022,061       1,022,061

Micro Utility Partners of America                        50% (11)             19,955          19,955

EUA Energy Services                            100       100%(6)             (50,495)        (50,495)

Duke/Louis Dreyfus Energy Services (2)
L.L.C.                                                   30%(12)

EUA Energy Investment Corporation              100      100% (6)         (16,781,735)    (16,781,735)
(EUA Energy)

Eastern Unicord Corporation                  1,000      100% (8)          (1,840,592)     (1,840,592)
(Unicord)

EUA TransCapacity, Inc.                      1,000      100% (8)          (6,233,748)     (6,233,748)

TransCapacity, L.P.                                     80% (11)         (11,162,820)    (11,162,820)

EUA Bioten, Inc.                               100     100% (8)             (880,085)       (880,085)

EUA Compression Services, Inc. (3)              10     100% (8)              (60,631)        (60,631)

EUA Telecommunications
Corporation (4)                                 10     100% (6)              (24,714)        (24,714)

EUA Ocean State Corporation                      1     100% (6)           15,629,804      15,629,804
        (EUA Ocean State)

        Ocean State Power I                   29.9%    29.9% (10)         29,119,122      29,119,122
Ocean State Power II                          29.9%    29.9% (10)         22,739,494      22,739,494

*Eastern Edison Electric Company                        100% (6)               1,000           1,000
_________

(1)     Formed under Canada Business Corporations Act on December 16, 1997 to engage in providing energy conservation services to industrial sector customers in Canada.
(2)     Joint venture activities were terminated on September 19, 1997.   Wind-down and dissolution currently in process.
(3)     Organized under the Laws of the Commonwealth of Massachusetts on May 23, 1997 to  engage in the development of services to upgrade national gas pipeline compression infrastructure.  Common shares were issued to EUA Energy Investment
        Corporation in May 1997, although consideration was not paid until April 1998 for these shares.
(4)     Organized under the Laws of the Commonwealth of Massachusetts  on May 19, 1997 to engage  in telecommunications and information services.
(5)     Cumulative Voting.
(6)     Wholly-owned by EUA.
(7)     Wholly-owned by Eastern Edison.
(8)     Wholly-owned by EUA Energy.
(9)     Wholly-owned by EUA Cogenex.
(10)    General Partnership.
(11)    Limited Partnership.
(12)    Limited Liability Corporation.
(13)    Wholly-owned by EUA Cogenex-Canada Inc.
*Inactive

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

                          Brief Description
Name of Company            of Transaction       Consideration   Exemptions
   (1)                           (2)               (3)             (4)

Blackstone Valley Electric      Sale of Land    $34,000           44 (b)
Shawnut, Aetna, Phoenix Sts.
Central Falls, RI

Blackstone Valley Electric      Sale of Land    $20,000           44 (b)
Vose & Valley Sts.
Woonsocket, RI

Blackstone Valley Electric      Sale of Land    $52,000           44 (b)
Liberty & Dexter Sts.
Central Falls, RI





ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

                           Brief Description
  Name of Company          of Transaction       Consideration   Exemptions
     (1)                         (2)                 (3)           (4)

Montaup Electric Company        Sale of Land       $70,000         44 (b)
Riverside Ave
Somerset, MA

Montaup Electric Company        Sale of Land       $50,000         44 (b)
Riverside & Wilbur Ave
Somerset, MA

Newport Electric Company        Sale of Land       $36,000         44 (b)
Schoolhouse Lane
Portsmouth, RI


ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

                         Date and
                       Type of Form of
  Name of Issuer        Security         Transaction     Consideration   Exemption
      (1)                 (2)                (3)              (4)           (5)

EUA Compression         common           May 27, 1997       $100 (1)        Rule 58
Services, Inc.          shares           original issue

EUA                     common           May 19, 1997       $100             34 (d)
Telecommunications      shares           original issue
Corporation

(1) Paid for in 1998.

The following refers to short-term borrowing by EUA system companies during 1997:

                   Highest                   Effective
   Balance at      Balance         Date of   Average
   Year-end        During Year     Highest   Interest Rate
    (000)          (000)           Balance    For Year

    $61,484        $74,444         12/15/97        5.6%

EUA Cogenex is required under certain contracts with various government entities and utility companies to maintain either a letter of credit or performance bond to collateralize performance under the contract. These contingent liabilities will only be drawn by the customer if EUA Cogenex fails
to perform under the construction contract.   For the letters of credit, the
highest amount outstanding during 1997 and the year end balance was approximately $4.6 million and $3.2 million, respectively. For the performance bonds, the highest amount outstanding during 1997 and the year end balance was $12.6 million and $9.4 million, respectively.


ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES


               Name of Company
                  Acquiring,
Name of Issuer    Redeeming     Number of Shares or
       and        or Retiring     Principal Amount
Title of Issue   Securities    Acquired, Redeemed,     Consideration   Authorization
       (1)           (2)          or Retired (3)             (4)             (5)

Blackstone:     Blackstone
First Mortgage Bonds:
9 1/2% due 2004                       $1,500,000          $1,500,000          (a)

Newport:        Newport
First Mortgage Bonds:
8.95% due 2001                           650,000             650,000          (a)

    Small Business
    Administration Loan:
6.5% due 2005                             90,303              90,303          (a)

EUA Cogenex:    EUA Cogenex
    Unsecured Notes:
7.22% due 1997                         15,000,000         15,000,000          (a)
9.6% due 2001                           3,200,000          3,200,000          (a)
10.56% due 2005                         3,500,000          3,500,000          (a)

EUA Service:    EUA Service
    Secured Notes:
      10.20% due 2008                   2,200,000          2,200,000          (a)

EUA Ocean State:        EUA Ocean State
    Unsecured Notes:
      9.59% due 2011                    2,476,660          2,476,660          (a)

(a)  Rule 42

ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES


                                                   % of      Number of Shares
                                                  Voting     or Principal        Book
Name of Owner   Name of Issuer  Security Owned     Power     Amount Owned        Value
    (1)               (2)           (3)             (4)           (5)              (6)

Eastern Edison  Massachusetts   Capital Stock   less than       1,040 shares    $ 10,400
                Business                         one
                Development Corp.*


Montaup         Yankee Atomic   Capital Stock   4.5     6,903 shares    1,055,441
                Electric Co. **

   "      "     Conn. Yankee    Capital Stock   4.5     15,750 shares   4,979,529
                Atomic Power Co.**

   "       "    Vermont Yankee  Capital Stock   2.5     9,801 shares    1,358,923
                Nuclear
                Power Corp. **

   "       "    Maine Yankee    Capital Stock   4.0     20,000 shares   3,169,567
                Atomic
                Power Co. **

   "       "    NE Hydro Trans. Capital Stock   3.3     121,001 shares  1,791,957
                Electric Co. ***


   "       "    NE Hydro        Capital Stock   3.3     600 shares      1,078,644
                Trans. Corp. ***

___________
* Development company.
**Regional nuclear generating company.
***Owner of Transmission Facilities.

ITEM 6. OFFICERS AND DIRECTORS
Part I. As of December 31, 1997.                  Names of System Companies with which Connected

                                                                             Blackstone
                                                 Eastern         EUA         Valley       Newport       Eastern    Montaup
                                                 Utilities     Service       Electric     Electric      Edison     Electric
                                                 Associates    Corporation   Company      Corporation   Company     Company

Russell A. Boss         One Albion Road           TR
                        Lincoln, RI 02865
Richard Bower           37 Linden Terrace
                        Ottawa, Ontario,
                        Canada K1S1Z1
J. Thomas Brett         275 Slater St.,Ste 1700
                        Ottawa, Canada K1P 5H9
John D. Carney          P.O. Box 543              EVP           D,EVP         D,P            D,P          D,P       D,EVP
                        W. Bridgewater, MA 02379
Paul J. Choquette, Jr.  7 Jackson Walkway         TR
                        Providence, RI 02940
Peter S. Damon          500 West Main Rd.         TR
                        Middletown, RI 02842
James L. Day            7931 Rae Boulevard
                        Victor, NY 14564
Janice P. DeBarros      Boott Mills South
                        100 Foot of John Street
                        Lowell, MA 01852
Peter B. Freeman        100 Alumni Drive          TR
                        Providence, RI 02906
Barbara A. Hassan       P.O. Box 543                           D,VP            VP            VP            VP
                        W. Bridgewater, MA 02379
Clifford J. Hebert, Jr. One Liberty Square        T,S          D,VP,T,S,C      D,T,S         D,T,S         D,T,C    T,C
                        Boston, MA 02109
Darcy L. Immerman       100 Foot of John Street
                        Lowell, MA 01852
Michael J. Hirsh        P.O. Box 543                           VP              VP            VP            VP
                        W. Bridgewater, MA 02379
Kevin A. Kirby          P.O Box 543                            D,VP            VP            VP            VP       D,VP
                        W. Bridgewater, MA 02379
Larry A. Liebenow       1082 Davol Street, 5th Fl. TR
                        Fall River, MA 02720
Edward T. Liston        Boott Mills South                      D, VP
                        100 Foot of John Street
                        Lowell, MA 01852
Marc F. Mahoney         P.O. Box 543                           VP              VP            VP            VP
                        W. Bridgewater, MA 02379
Jacek Makowski          One Center Plaza Ste 270    TR
                        Boston, MA 02108
Wesley W. Marple, Jr.   413 Hayden Hall TR
                        Northeastern University
                        Boston, MA 02115
Stephen Morgan          Boott Mills South
                        100 Foot of John Street
                        Lowell, MA 01852
Donald G. Pardus        One Liberty Square          TR,CH,CEO   D,CH          D,CH           D,CH          D,CH     D,CH
                        Boston, MA 02109
Robert G. Powderly      P.O. Box 543                EVP         D,EVP         D,EVP          D,EVP         D,EVP    D,EVP
                        W. Bridgewater, MA 02379
Dennis St. Pierre       P.O. Box 543
                        W. Bridgewater, MA 02379                VP
William A. Sifflard     20 Thurber Blvd
                        Smithfield, RI 02917
Margaret M. Stapleton   P.O. Box 111    TR
                        Boston, MA 02117
John R. Stevens         One Liberty Square         TR,COO,P     D,P           D,VCH          D,VCH         D,VCH    D,P
                        Boston, MA 02109
W. Nicholas Thorndike   150 Dudley Street          TR
                        Brookline, MA 02146
Mark S. White           Boott Mills South
                        100 Foot of John Street
                        Lowell, MA 01852

ITEM 6. OFFICERS AND DIRECTORS - Continued
Part I. As of December 31, 1997.                           Names of System Companies with which Connected

                                                 EUA          EUA Energy      EUA             EUA              EUA
                                                 Cogenex      Investment      Ocean State     Energy          Telecommunications
                                                 Corporation  Corporation     Corporation     Services, Inc.  Corporation

Russell A. Boss          One Albion Road
                         Lincoln, RI 02865
Richard Bower            37 Linden Terrace
                         Ottawa, Ontario,
                         Canada K1S1Z1
J. Thomas Brett          275 Slater St., Ste 1700
                         Ottawa, Canada K1P 5H9
John D. Carney           P.O. Box 543             D,EVP         D,EVP           EVP             D
                         W. Bridgewater, MA 02379
Paul J. Choquette, Jr.   7 Jackson Walkway
                         Providence, RI 02940
Peter S. Damon           500 West Main Road
                         Middletown, RI 02842
James L. Day             7931 Rae Boulevard      VP
                         Victor, NY 14564
Janice P. DeBarros       Boott Mills South
                         100 Foot of John Street
                         Lowell, MA 01852
Peter B. Freeman         100 Alumni Drive
                         Providence, RI 02960
Barbara A. Hassan        P.O. Box 543
                         W. Bridgewater, MA 02379
Clifford J. Hebert, Jr.  One Liberty Square       D,T,C         D,T,C           T,S             T,C        T,C
                         Boston, MA 02109
Michael J. Hirsh         P.O. Box 543                                    VP
                         W. Bridgewater, MA 02379
Darcy L. Immerman        Boott Mills South        VP
                         100 Foot of John Street
                         Lowell, MA 01852
Kevin A. Kirby           P.O Box 543                                             D,VP           D,VP
                         W. Bridgewater, MA 02379
Larry A. Liebenow        1082 Davol Street, 5th Fl.
                         Fall River, MA 02720
Edward T. Liston         Boott Mills South           D,P
                         100 Foot of John Street
                         Lowell, MA 01852
Marc F. Mahoney          P.O. Box 543
                         W. Bridgewater, MA 02379
Jacek Makowski           One Center Plaza, Ste 270
                         Boston, MA 02108
Wesley W. Marple, Jr.    413 Hayden Hall
                         Northeastern University
                         Boston, MA 02115
Stephen Morgan           Boott Mills South
                         100 Foot of John Street
                         Lowell, MA 01852
Donald G. Pardus         One Liberty Square         D,CH         D,CH         D,CH            D,CH         D,CH
                         Boston, MA 02109
Robert G. Powderly       P.O. Box 543               D,EVP        D,EVP        D,EVP           D            D
                         W. Bridgewater, MA 02379
Dennis St. Pierre        P.O. Box 543
                         W. Bridgewater, MA 02379
William A. Sifflard      20 Thurber Blvd            VP
                         Smithfield, RI 02917
Margaret M. Stapleton    P.O. Box 111
                         Boston, MA 02117
John R. Stevens          One Liberty Square         D,VCH        D,P           D,P            D,P          D,P
                         Boston, MA 02109
W. Nicholas Thorndike    150 Dudley Street
                         Brookline, MA 02146
Mark S. White            Boott Mills South         EVP,ACM,AC
                         100 Foot of John Street
                         Lowell, MA 01852

ITEM 6. OFFICERS AND DIRECTORS - Continued
Part I. As of December 31, 1997.                          Names of System Companies with which Connected

                                                              EUA
                                                  EUA         Trans-    Northeast  EUA Citizens  EUA        EUA     EUA
                                                 Cogenex-     Capacity  Energy     Conserv       Cogenex    Bioten  Compression
                                                 Canada Inc.  Inc.      Mgt. Inc.  Srvs. Corp.   West Corp. Inc.    Srvcs, Inc.
Russell A. Boss           One Albion Road
                          Lincoln, RI 02865
Richard Bower             37 Linden Terrace        D
                          Ottawa, Ontario,
                          Canada K1S1Z1
J. Thomas Brett           275 Slater St. Ste 1700  D
                          Ottawa, Canada K1P5H9
John D. Carney            P.O. Box  543            EVP                                      D, EVP D,EVP
                          W. Bridgewater, MA 02379
Paul J. Choquette, Jr.    7 Jackson Walkway
                          Providence, RI 02940
Peter S. Damon            500 West Main Rd.
                          Middletown, RI 02842
James L. Day              7931 Rae Boulevard
                          Victor, NY 14564
Janice P. DeBarros        Boott Mills South                                       VP
                          100 Foot of John Street
                          Lowell, MA 01852
Peter B. Freeman          100 Alumni Drive
                          Providence, RI 02906
Barbara A. Hassan         P.O. Box 543
                          W. Bridgewater, MA 02379
Clifford J. Hebert, Jr.   One Liberty Square       T,S      D,T,C      T,C             T,C  T,C  D,T,C D,T,C
                          Boston, MA 02109
Michael J. Hirsh          P.O. Box  543
                          W. Bridgewater, MA 02379
Darcy L. Immerman         Boott Mills South          VP                                      VP
                          100 Foot of John Street
                          Lowell, MA 01852
Kevin A. Kirby            P.O Box 543
                          W. Bridgewater, MA 02379
Larry A. Liebenow         1082 Davol Street, 5th Fl.
                          Fall River, MA 02720
Edward T. Liston          Boott Mills South         D,P                 D,P             D,P   D,P
                          100 Foot of John Street
                          Lowell, MA 01852
Marc F. Mahoney           P.O. Box 543
                          W. Bridgewater, MA 02379
Jacek Makowski            One Center Plaza, Ste 270
                          Boston, MA 02108
Wesley W. Marple, Jr.     413 Hayden Hall
                          Northeastern University
                          Boston, MA 02115
Stephen Morgan            Boott Mills South                                                P
                          100 Foot of John Street
                          Lowell, MA 01852
Donald G. Pardus          One Liberty Square      CH      D,CH           D,CH             D  D D,CH D,CH
                          Boston, MA 02109
Robert G. Powderly        P.O. Box 543                    D,EVP                              D,EVP D,EVP
                          W. Bridgewater, MA 02379
Dennis St. Pierre         P.O. Box 543
                          W. Bridgewater, MA 02379
William A. Sifflard       20 Thurber Blvd
                          Smithfield, RI 02917
Margaret M. Stapleton     P.O. Box 111
                          Boston, MA 02117
John R. Stevens           One Liberty Square      VCH     D,P            D,VCH                   D  D D,P D,P
                          Boston, MA 02109
W. Nicholas Thorndike     150 Dudley Street
                          Brookline, MA 02146
Mark S. White             Boott Mills South       EVP,                    EVP                       EVP, EVP,
                          100 Foot of John Street AT,ACM                                           ACM,AC ACM, AC
                          Lowell, MA 01852

ITEM 6. OFFICERS AND DIRECTORS - Continued
Part I. As of December 31, 1997.
KEY:
CH -Chairman of the Board          T - Treasurer                     C  - Clerk
VCH -Vice Chairman of the Board    TR - Trustee                      AC - Assistant Clerk
P - President                      CM - Comptroller                  D   - Director
VP - Executive Vice President      AT - Assistant Treasurer          CEO - Chief Executive Officer
SVP - Senior Vice President        S - Secretary                     COO - Chief Operating Officer
VP - Vice President                AS - Assistant Secretary          ACM - Assistant Comptroller

ITEM 6.  OFFICERS AND DIRECTORS (continued)

Part II.  As of December 31, 1997.

                                                  Position Held
     Name of              Name and Location of    in Financial     Applicable
Officer or Director       Financial Institution   Institution      Exemption Rule
     (1)                           (2)                  (3)             (4)

Russell A. Boss           Fleet National Bank     Director        Rule 70(a)
                          Providence, RI

                          Fleet Bank of MA        Director        Rule 70(a)
                          Boston, MA

                          Fleet Bank, N.A.        Director        Rule 70(a)
                          Hartford, CT

Paul J. Choquette, Jr.    Fleet Financial Group   Director        Rule 70(a)
                          Providence, RI

Peter S. Damon            Bank of Newport         Trustee,        Rule 70(a)
                                                  President
                                                  and CEO


_____________________
(Note:  In the answer to this Part II of Item 6, the phrase "financial connection within the  provisions of Section 17(C) of the Act" is regarded as being limited by the definitions in  Paragraph (h) of Rule 70 under the Act as in effect at December 31, 1997).

ITEM 6.  OFFICERS AND DIRECTORS (continued)

Part III.

(a) Information is set out below as to cash compensation paid by the Association and its subsidiaries for the years 1997, 1996 and 1995 to each of the five highest paid executive officers of each Company whose annual salary and bonus for the yea r exceeded
    $100,000.

                                                               Long-Term         All
                                                               Compensation    Other
Name and                     Annual Compensation               Restricted      Compen-
Principal               Fiscal           Incentive             Stock           sation
Position                Year    Salary     Bonus    Other(1)   Awards(2)       (3)

EUA Service Corporation

Donald G. Pardus        1997   $428,525  $167,112  $12,747     $232,617       $13,775
  Chairman              1996    412,025      -      12,383         -           12,976
                        1995    400,025    85,000   13,696      319,401        13,519

John R. Stevens         1997   $334,325  $133,665  $11,763     $232,617       $10,726
 President              1996    321,425     -        8,636         -           10,104
                        1995    312,025    68,000    7,300      202,561        10,513

Robert G. Powderly      1997   $184,025   $50,663  $10,240     $116,322        $5,560
 Executive Vice         1996    176,025      -      10,210         -            5,321
 President              1995    168,025    32,787    9,790       71,024         4,960

John D. Carney          1997   $179,525   $50,663  $10,502      $87,235        $5,624
 Executive Vice         1996    169,525     -       10,018         -            5,108
 President              1995    155,775    32,787    4,025       72,749         4,233

Clifford J. Hebert, Jr. 1997   $136,025   $28,071      -       $116,322        $4,078
 Treasurer and          1996    129,525     -          -           -            3,846
 Secretary              1995    121,025    17,402      -         37,835         3,557


Blackstone, Eastern Edison and Newport Electric

The Chief Executive Officer and the four other most highly compensated executive officers of Blackstone, Newport and Eastern Edison hold the same or similar positions with EUA Service and are not paid directly by any of Blackstone, Newport or Eastern Edison. The information required by this item is the same as shown above under EUA Service Corporation.

ITEM 6.  OFFICERS AND DIRECTORS (continued)

                                                               Long-Term         All
                                                               Compensation    Other
Name and                     Annual Compensation               Restricted      Compen-
Principal               Fiscal           Incentive             Stock           sation
Position                Year    Salary     Bonus    Other(1)   Awards(2)       (3)

EUA Cogenex Corporation
Edward T. Liston        1997    $168,525     -       $11,146    $82,195        $8,966
 President              1996     157,025     -         6,381       -            4,676
                        1995     153,640     -         1,890     52,900         4,276

Mark S. White           1997    $115,950     -        $9,437    $44,514        $5,998
 Vice President         1996     101,875     -         5,466       -            2,860

William A. Sifflard     1997    $105,525     -        $8,122    $25,128        $5,423
 Vice President         1996     101,025     -         2,942       -            2,726

Darcy L. Immerman       1997    $100,025  $40,629       $316    $37,681        $5,048

___________________
(1)     Represents amounts reimbursed for tax liability accruing as a result of
        personal use of   company-owned automobiles.

(2) Aggregate amount and value (including the value reflected in the table under "Restricted Stock Awards") of shares held under the Association's
        Restricted Stock Plan to the officers listed above are as follows:
        Mr. Pardus, 22,876 shares, including 8,989 shares granted in 1997 and 13,887 shares granted in 1995, $600,495; Mr. Stevens, 17,796 shares, including 8,989 shares granted in 1997 and 8,807 shares granted in 1995, $467,145; Mr. Powderly, 7,583 shares, including 4,495 shares granted in 1997 and 3,088 shares granted in 1995, $199,054; Mr. Carney, 6,534 shares, including 3,371 shares granted in 1997 and 3,163 shares granted in 1995, $171,518; and Mr. Hebert, 6,140 shares, including 4,495 shares granted in 1997 and 1,645 shares granted in 1995, $161,175. Dividends are paid on these shares.

(3)     Contributions made under the Association's Employees' Savings Plan.

(4) Aggregate amount and value (including the value reflected in the table under "Restricted Stock Awards") of shares held under Cogenex's
        Restricted Stock Plan to the officers listed  above are as follows: Mr.
        Liston, 3,693 shares granted in 1997, $96,941; Mr. White, 2,000 shares granted in 1997, $52,500; Mr. Sifflard, 1,129 shares granted in 1997,
        $29,636; Ms. Immerman, 1,693 shares granted in 1997, $44,441. All of the shares granted in 1997 remain held. The shares granted in 1995 are fully vested. With the exception of Mr. Sifflard's 1997 Restricted
        Stock award, which vest 1/2 annually in each of the two years following
        1997, Cogenex stock awards vests 1/3 annually in each of the three years subsequent to year of the award. Dividends are paid on these shares.


(b)  Securities Interest

Common Shares of the Association
Beneficially Owned at January 2, 1998(1)

                                                            Executive
                                                Employees   Stock
                                      Jointly   Savings     Grant
                        Individual    Owned(2)  Plan        Plan     Total

Russell A. Boss            1,000          -      -            -      1,000(3)
John D. Carney             2,475          -     1,725       6,534   10,734
Paul J. Choquette          2,137          -      -            -      2,137(4)
Peter S. Damon               200         990     -            -      1,190
Peter B. Freeman           2,500          -      -            -      2,500
Clifford J. Hebert, Jr.    3,042         417    2,280       6,140   11,879
Darcy L. Immerman            600          -       516       1,693    2,809
Larry A. Liebenow             -       1,000      -            -      1,000
Edward T. Liston           3,904          -     1,835       4,460   10,199
Jacek Makowski                -         200      -            -        200
Wesley W. Marple           1,885         -       -            -      1,885(5)
Donald G. Pardus             498     20,530     5,821      22,876   49,725
Robert G. Powderly         4,721        250     2,236       7,583   14,790
William A. Sifflard           25        -         636       1,129    1,790
Margaret M. Stapleton      1,577        -        -            -      1,577
John R. Stevens            3,424      4,501     2,347      17,796   28,068
W. Nicholas Thorndike      2,146          -      -            -     2,146
Mark S. White                896          2     1,335       2,000   4,233
Trustees and Executive
Officers as a Group       41,850     46,970    32,646      99,505  220,971(6)

(1) Unless otherwise indicated, beneficial ownership is based on sole investment and voting power. Each individual's ownership represents less than three-tenths of one percent of the outstanding common shares of the Association.
(2)     Jointly owned with spouse.
(3)     In addition, Mr. Boss owns 5 shares of Blackstone's 4.25% Preferred
        Stock.
(4)     In addition, Mr. Choquette's spouse owns 150 EUA common shares.  Mr.
        Choquette disclaims any beneficial interest in such shares.
(5)     In addition, Mr. Marple's spouse owns 263 EUA common shares.  Mr.
        Marple disclaims any  beneficial interest in such shares.
(6) Represents approximately one percent of the outstanding common shares of the Association.

(c)     Contracts and Transactions with System Companies

     See Section (e) below regarding severance agreements.


(d)     Indebtedness to System Companies

     None

(e)     Participation in Bonus and Profit Sharing Arrangements.

The Employees' Retirement Plan of Eastern Utilities Associates and its Affiliated Companies (the "Pension Plan") is a tax-qualified defined benefit plan available to employees who have completed one year of service and have attained the age of twenty -one. All of the officers referred to in the preceding Summary Compensation Tables participate in the Pension Plan. Trustees who are not also employees of the EUA System are not covered by the Pension Plan. The benefits of participants become full y vested after five years of service. Annual lifetime benefits are determined under formulas applicable to all employees, regardless of position, and the amounts depend on length of credited service and salaries prior to retirement. Benefits are equal to one and six-tenths percent of salaries (averaged over the four years preceding retirement) for each year of credited service up to thirty-five, reduced for each year by one and two-tenths percent of the participants' estimated age sixty-five Social Security benefit, plus seventy-five hundredths percent of salaries for each year of credited service in excess of thirty-five years up to the Pension Plan maximum of forty years.

Any contributions to provide benefits under the Pension Plan are made by the EUA System in amounts determined by the Pension Plan's actuaries to meet the funding standards established by the Employee Retirement Income Security Act of 1974. Any contributions are actuarially determined and cannot appropriately be allocated to individual participants. The annual benefits shown in the table below are straight life annuity amounts, without reduction for primary Social Security benefits as described above. Federal law limits the annual benefits payable from qualified pension plans in the form of a life annuity, after reduction for Social Security benefits, to $120,000 for 1997 and $130,000 for 1998 plus adjustments for increases in the cost of living. The number of years of service credited at present under the Pension Plan to Messrs. Pardus, Stevens, Carney, Powderly and Hebert are thirty-five, thirty-two, thirty-one, eighteen and twenty-one, respectively.


      Average                                      Years of Service
   Annual Salary      15        20        25       30      35        40

    $100,000      $ 24,000  $ 32,000  $ 40,000  $ 48,000 $ 56,000 $ 59,750
     200,000        48,000    64,000    80,000    96,000  112,000  119,500
     300,000        72,000    96,000   120,000   144,000  168,000  179,250
     400,000        96,000   128,000   160,000   192,000  224,000  239,000
     500,000       120,000   160,000   200,000   240,000  280,000  298,750
     600,000       144,000   192,000   240,000   288,000  336,000  358,500


The Association has a Key Executive Plan for certain officers of the Association and its subsidiaries. This plan provides for the annual payment of supplemental retirement benefits equal to 25% of the officer's base salary when he retires, for a period of fifteen (15) years following the date of retirement. In addition, in the event of the death of the participant prior to retirement an amount equal to 200% of the officer's base salary at that time will be paid to his beneficiary. A grantor t rust has been established by the Association to help ensure the performance of its payment obligations under the Key Executive Plan. Any amounts not covered by trust payments or otherwise will be paid from funds available to the EUA System.

The Association maintains non-qualified, unfunded retirement plans ("The Restoration Plans") to restore benefits under the qualified plans' formulas which are not covered under the qualified plan trusts due to federal limitations on either earnings, contributions or benefits. Payments or contributions which exceed the applicable federal limitations are made outside the qualified plans in the same manner and under the same conditions as are applicable to benefits payable from, or contributions payable to, the qualified plans. A grantor trust has been established by the Association to help ensure the performance of its payment obligations under these plans. Any amounts not covered by trust payments or otherwise will be paid from funds avail able to the EUA System.

Severance agreements with executive officers of the Association and certain of its affiliates provide that an officer's rate of compensation, benefits, position, responsibilities and other conditions of employment will not be reduced during the term of the agreement, which is thirty-six months commencing upon the date on which a Change in Control, as defined in the agreements, of the Association occurs. If within thirty-six months after a Change in Control the officer's employment is terminated for any reason other than Cause, as defined in the agreements, the Association will, (i) pay the officer within five business days a lump-sum cash amount generally equal to the present value of the additional wages and retirement benefits that the executive would have received in return for completing an additional three years of service, (ii) continue or vest certain fringe benefits and common share grants, (iii) reimburse legal fees and expenses incurred as a result of the termination or to enforce the provisions of the severance agreement and (iv) reimburse a portion of the taxes on certain of the foregoing payments, including any amount contributing a "parachute payment" under the Internal Revenue Code. If the officer leaves the employ of the Association or a subsidiary following a reduction in his position, compensation, responsibilities, authority or other benefits existing prior to the Change in Control, or suffers a relocation of regular employment of more than fifty miles, such departure will be deemed to be a termination for reason other than Cause.

(f)  Rights to Indemnity

Article 32 of EUA's Declaration of Trust, as set forth in Exhibit B-1(a) to Form U5S of EUA for the year ended December 31, 1986, is incorporated herein by reference.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

                                                   Accounts Charged
                                                   if any, Per Books
                    Name of Recipient              of Disbursing
Name of Company     or Beneficiary      Purpose       Company        Amount
    (1)                  (2)              (3)           (4)             (5)

Blackstone      Tillinghast, Collins    Lobbying        426.4        $17,160
                & Graham                Expenditures

Blackstone      David Correira, Esq.    Lobbying        426.4         21,000
                                        Expenditures

Blackstone      United Way              Donations       426.1         20,000

Blackstone      David Gulvin            Lobbying        426.1         13,832

Blackstone      Miscellaneous           Donations       426.1         40,599
                Donations less
                than $10,000

Blackstone      Edison Electric         Lobbying        426.4         16,104
                Institute               Expenditures

Blackstone      Miscellaneous           Lobbying        426.4            239
                Donations less          Expenditures
                than $10,000

Eastern Edison  United Way              Donations       426.1         22,500

Eastern Edison  Stonehill College       Donations       426.1         13,250

Eastern Edison  Fall River              Donations       426.1         40,000
                Development Council

Eastern Edison  Miscellaneous           Donations       426.1         16,290
                Donations less
                than $10,000

Eastern Edison  Edison Electric         Lobbying        426.4         32,862
                Institute               Expenditures

Eastern Edison  Miscellaneous           Donations       426.4          2,720
                Donations less
                than $10,000

Newport         United Way              Donations       426.1         10,000

Newport         Miscellaneous           Donations       426.1         20,062
                Donations less
                than $10,000

Newport         Newport Historical      Donations       426.1         25,000
                Society

Newport         Edison Electric         Lobbying        426.4          6,680
                Institute               Expenditures

Newport         Tillinghast, Collins    Lobbying        426.4          7,860
                 & Graham               Expenditures

Newport         David Correira, Esq.    Lobbying        426.4          9,000
                Expenditures

Newport         David Gulvin            Lobbying        426.4          6,120
                Expenditures

Montaup         Miscellaneous           Donations       426.1         12,083
                Donations Less than
                $10,000

Montaup         Seabrook #1             Lobbying        426.4          1,161
                Expenditures

Montaup         Millstone #3            Lobbying        426.4          1,862
                Expenditures

Montaup         Edison Electric         Lobbying        426.4            924
                Institute               Expenditures

ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS


Part I.


     None


Part II.


     No


Part III.


     No


ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

     None

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS (*Filed herewith)

The following financial statements and supplemental schedules are filed as a part of this Annual Report.

FINANCIAL STATEMENTS

   1 - Consolidating Balance Sheets - December 31, 1997 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   2 - Consolidating Statements of Capitalization - December 31, 1997 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation a nd Subsidiaries.
   3 - Consolidating Income Statements for the year ended December 31, 1997 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   4 - Consolidating Statements of Cash Flows for the year ended December 31, 1997 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   5 - Consolidating Statements of Retained Earnings and Other Paid-In Capital for the year ended December 31, 1997 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   6 -  Notes to Consolidated Financial Statements (page 55).


Exhibits

Exhibit A - (incorporated herein by reference)

A-1 Form 10-K of EUA, Blackstone and Eastern Edison for 1997 (including Annual Reports to Shareholders and Proxy Statement, portions of which are incorporated therein by reference; File Nos. 1-5366, 0-8480, and 0-2602).

   Exhibit B -

B-1 Declaration of Trust of EUA, dated April 2, 1928, as amended (Exhibit A-3, File No. 70-3188; Exhibit 1 to EUA's 8-K reports for April in each of the years 1957, 1962, 1966, 1968, 1972, and 1973, File No. 1-
        5366; Exhibit A-1 (a), Amendment N o. 2 to Form U-1, File No. 70-5997,
        Exhibit 4-3, Registration No. 2-72589; Exhibit 1 to Certificate of Notification, File No. 70-6713; Exhibit 1 to Certificate of Notification, File No. 70-7084; Exhibit 3-2, Form 10-K of EUA for 1987, File No. 1-5366 ).

B-2     Charter of Blackstone (formerly Blackstone Valley Gas and Electric
        Company), as   amended (Exhibit (a)(1) and (a)(2), Form 1-A filed
        March, 1957, File No. 24B-970; Exhibit A-2, Form U5S of EUA for the year 1958, File No. 1-5366; Exhibit (1), Form 8-K for March, 1965 File No. 0-2602; Exhibit A-2, Form U5S of EUA for the year 1966, File No. 1-5366 and Exhibit (1), Form 8-K for June 1976, File No. 0-2602; Exhibit (1), Form 10-Q for quarter ended June 30, 1988, File No. 0-
        2602); Exhibit 3-3, Form 10-K of Blackstone for 1989, File No.  0-
        2602).

B-3 By-laws of Blackstone, (Exhibit A-2, Form U-1 filed October 16, 1990, File No. 70-7769).

B-4 Restated and Amended Articles of Organization of Eastern Edison, (Exhibit B-4 to Form U5S of EUA for 1993).

B-5 By-laws of Eastern Edison, as amended (Exhibit 3-2, Form 10-K of Eastern Edison for 1980, File No. 0-8480).

B-6 Charter of Montaup Electric Company ("Montaup"), as amended (Exhibits A-6(a), A-6(b) and A-6(c) to Post Effective Amendment No. 18 to Form U-1, File No. 70-5388; Exhibit 3, Form 10-K of EUA for 1977, File No. 1-5366; and Exhibit 6 to Form U5S of EUA for 1979).

B-7 By-laws of Montaup, as amended (Exhibit 4, Form 10-K of EUA for 1977, File No. 1-5366).

B-8     Charter of EUA Service Corporation (Exhibit A-1, File No. 37-67).

B-9 By-laws of EUA Service Corporation, as amended (Exhibit 2, Form 10-K of EUA for 1977, File No. 1-5366).

B-10 Charter of EUA Cogenex Corporation, as amended (Exhibit A-1, File No. 70-7287, Exhibit B-15 to Form U5S of EUA for 1986).

B-11 By-Laws of EUA Cogenex Corporation, as amended (Exhibit A-2, File No. 70-7287, to Form U5S of EUA for 1986).

B-12 Agreement of Limited Partnership among Onsite Energy and EUA Cogenex Corporation dated as of November 30, 1988 (Exhibit A-4 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

B-13 EUA/FRCII Energy Associates Agreement of Limited Partnership dated as of September 19, 1989 (Exhibit A-5 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

B-14    Micro Utility Partners of America, L.P., Agreement of Limited
        Partnership dated as   of December 20, 1988 (Exhibit A-6 to Post-
        Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

B-15    Energy Capital and Services I, LP, Agreement of Limited Partnership
        dated as of   April 10, 1990 (Exhibit A-7 to Post-Effective Amendment
        No.  3 of Form U-1, File No. 70-7825, dated October 21, 1991).

B-16 EUA/SYCOM General Partnership Agreement dated as of September 20, 1989 (Exhibit A-9 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

B-17 Articles of Organization of EUA Energy Investment Corporation (Exhibit B-14 to Form U5S of EUA for 1987).

B-18 By-Laws of EUA Energy Investment Corporation (Exhibit B-15 to Form U5S of EUA for 1987).

B-19 Articles of Organization of EUA Ocean State Corporation (Exhibit B-16 to Form U5S of EUA for 1988).

B-20 By-Laws of EUA Ocean State Corporation (Exhibit B-17 to Form U5S of EUA for 1988).

B-21    Charter of Newport, as amended (Exhibit B-18 to Form U5S of EUA for
        1990).

B-22    By-Laws of Newport (Exhibit B-19 to Form U5S of EUA for 1990).

B-23 Ocean State Power Amended and Restated General Partnership Agreement among EUA Ocean State, Ocean State Power Company, TCPL Power Ltd., Narragansett Energy Resources Company and NECO Power, Inc. (collectively, the "OSP Partners") dated as o f December 2, 1988, as amended March 27, 1989 (Exhibit 10-107, Form 10-K of EUA for 1989, File No. 1-5366, Exhibits 10-3.12, 10-4.12 and 10-5.12, Form 10K of EUA for
        1994, File No.  1-5366).

B-24 Ocean State Power II Amended and Restated General Partnership Agreement among EUA Ocean State, JMC Ocean State Corporation, Makowski Power, Inc., TCPL Power Ltd., Narragansett Energy Resources Company and Newport Electric Power Corporation (collectively, the "OSP II Partners") dated as of September 29, 1989 (Exhibit 10-110, Form 10-K of EUA for 1989, File No. 1-5366).

B-25    Articles of Organization of EUA Transcapacity, Inc. (Exhibit A-1 File
        No.   70-8283).

B-26    By-Laws of EUA Transcapacity, Inc. (Exhibit A-2 File No. 70-8283).


B-27 Amended and Restated Agreement of Limited Partnership of TransCapacity Limited Partnership (Exhibit A-2 File No. 70-8283).

B-28    Articles of Incorporation of Cogenex Canada (Exhibit A-1 File No. 70-
        8441).

B-29    By-Law No.1 of Cogenex Canada (Exhibit A-2 File No. 70-8441).

B-30    Articles of Organization of NEM (Exhibit A-2 File No. 70-8255).

B-31    By-Laws of NEM (Exhibit A-3 File No. 70-8255).

B-32    Articles of Organization of EUA Highland (Exhibit A-2 File No. 70-
        8523).

B-33    By-Laws of EUA Highland (Exhibit A-3 File No. 70-8523).

B-34    Articles of Organization of EUA Citizens Conservation Service, Inc.
        (Exhibit A-1   File No. 70-8473).

B-35    By-Laws of EUA Citizens Conservation Services, Inc. (Exhibit A-2 File
        No.   70-8473).

B-36    Articles of Organization of EUA Bioten, Inc. (Exhibit A-1 File No. 70-
        8617).

B-37    By-laws of EUA Bioten, Inc. (Exhibit A-2 File No. 70-8617).

B-38 Certificate of Formation of APS Cogenex L.L.C. (Exhibit A-1 File No. 70-8663).

B-39 Limited liability company operating agreement for APS Cogenex L.L.C. (Exhibit B-2 File No. 70-8663).

B-40 1995 Agreement of General Partnership of BIOTEN General Partnership (Exhibit A-3 File No. 70-8617).

B-41    Articles of Organization of Energy Services (Exhibit A-1 File No. 70-
        8769).

B-42    By-Laws of EUA Energy Services, Inc. (Exhibit A-2 File No. 70-8769).

B-43 Operating Agreement of Duke/Louis Dreyfus Energy Services (New England) L.L.C. (Exhibit B-1 File No. 70-8769 filed under confidential treatment request).

*B-44   Articles of Organization of EUA Compression Services, Inc.

*B-45   Articles of Organization of EUA Telecommunications Corporation.

Exhibit C -

   (a)
C-1 Form of 8% Debenture Bonds due 2000 of Montaup (Exhibit 4-10, Registration File No. 2-41488).

C-2 Form of 8-1/4% Debenture Bonds due 2003 of Montaup (Exhibit B-3, Form U5S of EUA for year 1973).

C-3 Form of 14% Debenture Bonds due 2005 of Montaup (Exhibit 4-11, Registration No. 2-55990).

C-4 Form of 10% Debenture Bonds due 2008 of Montaup (Exhibit 5-3, Registration No. 2-65785).

C-5 Form of 16-1/2% Debenture Bonds due 2010 of Montaup (Exhibit 4-11, Form 10-K of EUA for 1980, File No. 1-5366).

C-6 Form of 12-3/8% Debenture Bonds due 2013 of Montaup (Exhibit 4-13, Form 10-K of EUA for 1983, File No. 1-5366).

C-7 Form of 9% Debenture Bonds due 2020 of Montaup (Exhibit 4-10, Form 10-K of Eastern Edison for 1990, File No. 0-8480).

C-8 Form of 9-3/8% Debenture Bonds due 2020 of Montaup (Exhibit 4-11, Form 10-K of Eastern Edison for 1990, File No. 0-8480).

C-9 Indenture of First Mortgage and Deed of Trust dated as of September 1, 1948 of Eastern Edison (Exhibit 4-1, Registration No. 2-77468), and twenty-seven supplements thereto (Exhibit A, File No. 70-3015; Exhibit A-3, File No. 70-3371; Exhibit C to Certificate of Notification, File No. 70-3371; Exhibit D to Certificate of Notification, File No. 3619; Exhibit D to Certificate of Notification, File No. 70-3798; Exhibit F to Certificate of Notification, File No. 70-4164; Exhibit D to Certificate of Notification, File No. 70-4748; Exhibit C to Certificate of Notification, File No. 70-5195; Exhibit F to Certificate of Notification, File No. 70-5379; Exhibit C to Certificate of Notification, File No. 70-5719; Exhibit 5-24 Registration No. 2-65785; Exhibit F to Certificate of Notification, File No. 70-6463; Exhibit C to Certificate of Notification, File No. 70-6608; Exhibit C to Certificate of Notification, File No. 70-6737; Exhibit F to Certificate of Notification, File No. 70-6851 ; Exhibit 4-31, Form 10-K of EUA for 1984, File No. 1-5366; Exhibit F to Certificate of Notification, File No. 70-7254; Exhibit C to Certificate of Notification, File No. 70-7373; Exhibit C to Certificate of Notification, File No. 70-7373; Exhibit C to Certificate of Notification, File No. 70-7373; Exhibit F to Certificate of Notification, File No. 20-7511; Exhibit 4-34, Form 10-K of Eastern Edison for 1990, File No. 0-8480; Exhibit 4-24, Form 10-K of Eastern Edison for 1992, File No. 0-8480; Exhibit 4-35, Form 10-K of Eastern Edison for 1990, File No. 0-8480; Exhibit 4-36, Form 10-K of Eastern Edison for 1990, File No. 0-8480; Exhibit C-33 to Form U5S of EUA for 1993; Exhibit C-34 to Form U5S of EUA for 1993; Exhibit 4-29.08, Form 10-K of Eastern Edison for 1994, File No. 0-8480; Exhibit 4-1.09, Form 10K of EUA for 1997, File 1-5366).

C-10 Form of Eastern Edison Medium Term Note (Exhibit 4-36, Form 10-K of Eastern Edison for 1990, File No. 0-8480).

C-11 First Mortgage Indenture and Deed of Trust dated as of December 1, 1980 of Blackstone (Exhibit A, Form 8-K of EUA dated January 14, 1981, File No. 1-5366).

C-12 First Supplemental Indenture dated as of August 1, 1989 of Blackstone (Exhibit 4-33, Form 10-K of EUA for 1989, File 1-5366).

C-13 Second Supplemental Indenture dated as of November 26, 1990 of Blackstone (Exhibit 4-3, Form 10-K of BVE for 1990, File No. 0-2602).

C-14 Loan Agreement between Rhode Island Industrial Facilities Corporation and Blackstone dated as of December 1, 1984 (Exhibit 10-72, Form 10-K of EUA for 1984, File No. 1-5366).

C-15 Note Purchase Agreement dated as of January 13, 1988 of Service (Exhibit 4-38, Form 10-K of EUA for 1987, File No. 1-5366).

C-16 Note Agreement dated as of June 28, 1990 of EUA Cogenex with the Prudential Insurance Company of America (Exhibit 4-46, Form 10-K of EUA for 1990, File No. 1-5366).

C-17 Note Agreement dated as of October 29, 1991 between EUA Cogenex and Prudential Insurance Company of America (Exhibit 4-55, Form 10-K of EUA for 1991, File No. 1-5366).

C-18 Indenture dated September 1, 1993 between EUA Cogenex and the Bank of New York as Trustee (Exhibit 4-4.10, Form 10-K of EUA for 1993, File No. 1-5366).

C-19 Guaranty, dated June 28, 1990, made by Eastern Utilities Associates in favor of The Prudential Insurance Company of America (Exhibit B-2 to Form U-1, File No. 70-7655, dated June 14, 1990).

C-20 Indenture of First Mortgage dated as of June 1, 1954 of Newport, as supplemented on August 1, 1959, April 1, 1962, October 1, 1964, April 1, 1967, September 1, 1969, September 1, 1970, June 1, 1978, October 1,
        1978, May 1, 1986, December 1, 1987 and November 1, 1989 (Exhibit 4-49,
        Form 10-K of EUA for 1990, File No. 1-5366).

C-21 United States Government Small Business Administration Loan to Newport entitled, "Base Closing Economic Injury Loan", signed May 30, 1975 and amended on October 6, 1983 (Exhibit 4-50, Form 10-K of EUA for 1990, File No. 1-5366).

C-22 Indenture of Second Mortgage dated as of September 1, 1982 of Newport, as supplemented on December 1, 1988 (Exhibit 4-51, Form 10-K of EUA for 1990, File No. 1-5366).

C-23 Note Purchase Agreement dated as of January 16, 1992 between EUA Ocean State Corporation and John Hancock Mutual Life Insurance Company (Exhibit 4-56, Form 10-K of EUA for 1991, File No. 1-5366).

C-24 Guaranty, dated January 16, 1992 made by EUA in favor of John Hancock Mutual Life Insurance Company (Exhibit 10-125, Form 10-K of EUA for 1991, File No. 1-5366).

C-25 Trust Agreement dated as of July 1, 1993 between Massachusetts Industrial Finance Agency and Shawmut Bank, N.A. (filed as Exhibit 10-
        1.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

C-26 Loan Agreement dated as of July 1, 1993 between Massachusetts Industrial Finance Agency and Eastern Edison (filed as Exhibit 10-2.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

C-27 Power Purchase Agreement entered into as of September 20, 1993 by and between Meridian Middleboro Limited Partnership and Eastern Edison Company (filed as Exhibit 10-3.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

C-28 Inducement Letter dated July 14, 1993 from Eastern Edison to the Massachusetts Industrial Finance Agency and Goldman, Sachs & Company and Citicorp Securities Markets, Inc. (filed as Exhibit 10-4.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

C-29 Indenture dated September 1, 1993 between EUA Cogenex and the Bank of New York as Trustee (filed as Exhibit 4-4.10 to EUA's Form 10-K for 1993, File No. 1-5366).

C-30 Loan Agreement between the Rhode Island Port Authority and Economic Development Corporation and Newport Electric Corporation dated as of January 6, 1994 (filed as Exhibit 4-14.14 to EUA's Form 10-K for 1993, File No. 1-5366).

C-31 Trust Indenture between the Rhode Island Authority and Economic Development Corporation and Newport Electric Corporation dated as of January 1, 1994 (filed as Exhibit 4-5.14 to EUA's Form 10-K for 1993, File No. 1-5366).

C-32 Letter of Credit and Reimbursement Agreement among Newport and the Canadian Imperial Bank of Commerce dated January 6, 1994 (filed as
        Exhibit 4-6.14 to EUA's Form 10-K for 1993, File No. 1-5366).

C-33 Memorandum of understanding by and between Canal Electric Company and Montaup Electric Company dated September 23, 1993 (Exhibit 10-39.05, Eastern Edison 10-K for 1993, File No. 0-8480).

C-34 Ancillary Agreement by and between Algonquin Gas Transmission Company, Canal Electric Company and Montaup Electric Company dated October 8, 1993 (Exhibit 10-40.05 of Eastern Edison 10-K for 1993, File No. 0-8480).

(b)  None

 *Exhibit D  -  Tax allocation agreement for 1998 pursuant to Rule 45(c).

  Exhibit E  -  Other documents.  None.

  Exhibit F  -  Report of Independent Accountants (Exhibit 13-1.03 of EUA 10-K
                for 1997, File No. 1-5366).

 *Exhibit G  -  Financial Data Schedules. Filed electronically via EDGAR.

  Exhibit H  -  None.

  Exhibit I  -  None.



                               SIGNATURE

The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                EASTERN UTILITIES ASSOCIATES
                                                 and Subsidiaries


                                                By /s/ Clifford J. Hebert, Jr.
                                                Clifford J. Hebert, Jr.
                                                Treasurer

May 1, 1998




EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1997


ASSETS
                                                                                             Blackstone
                                                                  Eastern          EUA         Valley     Newport    Eastern
                                      EUA                        Utilities       Service      Electric   Electric     Edison
                                  Consolidated   Eliminations    Associates    Corporation    Company   Corporation Consolidated

Utility plant and other inv.:
 Utility plant in service         $1,079,360,769  $            $             $33,360,786 $140,571,852 $82,437,658  $822,990,473
 Less accumulated provision for
   depreciation and amortization     376,722,420                              13,975,450   55,850,853  27,184,936   279,711,181
 Net utility plant in service        702,638,349                              19,385,336   84,720,999  55,252,722   543,279,292
 Construction work in progress         5,538,071                               1,987,924    1,036,645     265,393     2,248,109
 Net utility plant                   708,176,420                              21,373,260   85,757,644  55,518,115   545,527,401
 Non-utility property                113,974,402                                               70,206                 2,715,349
 Less accumulated provision for
   depreciation                       42,458,533                                               25,420                     9,697
 Net non-utility property             71,515,869                                               44,786                 2,705,652
 Investments in subsidiaries (at
   equity)                            69,748,775   328,092,368   328,092,368                                         13,523,752
 Excess of carrying values of
   investments in subsidiaries            17,489                      17,489
   Other                              62,817,223                       1,000                                             54,789
   Total Utility Plant and Other
   Investments                       912,275,776   328,092,368   328,110,857  21,373,260   85,802,430  55,518,115   561,811,594
Current Assets:
   Cash and temporary cash invest.     7,251,973                     169,264   1,108,519      408,061     169,991       461,326
   Notes receivable                   27,692,570    38,298,097    38,298,097
   Accounts receivable - Net:
       Customers                      64,214,339                                           11,393,936   4,977,226    27,801,108
       Accrued unbilled revenue       14,103,520                                            1,583,759     782,723     8,490,397
       Others                         14,328,721     2,760,739     1,185,091     357,557    1,631,362   1,862,582     4,486,379
   Accounts receivable - assoc. comp.               26,057,563       394,778  10,818,691      512,379     188,797    14,142,818
Materials and Supplies (at avg. cost):
     Fuel                              4,304,568                                                           56,723     4,247,845
     Plant materials and operat. supp. 6,897,092                                  59,230      759,282     696,974     3,734,480
     Other current assets              7,176,875       502,793       529,355     389,376      395,303     355,252     3,686,335
       Total Current Assets          145,969,658    67,619,192    40,576,585  12,733,373   16,684,082   9,090,268    67,050,688
Deferred Debits:
   Unamortized debt expense            3,953,785                                  60,013      587,400     412,718     2,091,649
   Unrecovered regulatory plant
     costs (Note A)                   68,345,432                                                                     68,345,432
   Other deferred debits             140,207,570                  23,473,268     650,238   27,758,590   5,647,239    77,824,885
       Total Deferred Debits         212,506,787                  23,473,268     710,251   28,345,990   6,059,957   148,261,966
   Total Assets                   $1,270,752,221  $395,711,560  $392,160,710 $34,816,884 $130,832,502 $70,668,340  $777,124,248

  The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS (Continued)
DECEMBER 31, 1997


ASSETS
                                                          EUA                                          EUA
                                           EUA           Energy          EUA            EUA         Telecomm-
                                         Cogenex       Investment    Energy Svcs    Ocean State     unications
                                       Consolidated   Consolidated   Corporation    Corporation    Corporation

Utility plant and other investment
 Utility plant in service               $              $              $              $              $
 Less accumulated provision for
   depreciation and amortization
 Net utility plant in service
 Construction work in progress
 Net utility plant
 Non-utility property                   109,249,126      1,939,721
 Less accumulated provision for deprec.  41,206,977      1,216,439
 Net non-utility property                68,042,149        723,282
 Investments in subsidiaries (at equity)   (438,983)     4,805,390                    51,858,616
 Excess of carrying values of invest.
   in subsidiaries
 Other                                   62,477,829        161,843        109,078                        12,684
 Total Utility Plant and Other Invest.  130,080,995      5,690,515        109,078     51,858,616         12,684
Current Assets:
   Cash and temporary cash invest.        4,472,365        422,789         14,342         23,982          1,334
   Notes receivable                      17,805,119      9,887,451
   Accounts receivable - Net:
       Customers                         20,042,069
       Accrued unbilled revenue           3,246,641
       Others                             5,631,977      1,725,177        195,518                        13,817
   Accounts receivable - assoc. comp.                                                                       100
Materials and Supplies (at average cost)
     Fuel
     Plant materials and operat. supp.    1,647,126
     Other current assets                   963,032      1,347,684                        13,331
       Total Current Assets              53,808,329     13,383,101        209,860         37,313         15,251
Deferred Debits:
   Unamortized debt expense                 410,352                                      391,653
   Unrecovered regulatory plant costs
     (Note A)
   Other deferred debits                  4,051,671        798,215                                        3,464
       Total Deferred Debits              4,462,023        798,215                       391,653          3,464
   Total Assets                        $188,351,347    $19,871,831       $318,938    $52,287,582        $31,399

The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997


LIABILITIES
                                                                                             Blackstone
                                                                   Eastern        EUA          Valley
                                           EUA                    Utilities     Service       Electric
                                        Consolidated Eliminations  Associates  Corporation    Company

Capitalization:
   Common equity                          $373,466,760 $328,092,368 $373,510,672  $2,895,346  $38,091,740
   Non-redeemable preferred stock of sub.   6,900,625                                           6,129,500
   Redeemable preferred stock of
     subsidiaries - net                    29,664,502
   Preferred stock redemption cost         (2,052,691)
   Long-term debt - net                   332,802,298                              6,800,000   33,500,000
     Total Capitalization                 740,781,494  328,092,368  373,510,672    9,695,346   77,721,240
Current Liabilities:
   Long-term debt due within one year      72,518,424                              1,100,000    1,500,000
   Notes payable                           61,483,595   38,298,097    9,800,000                 1,400,000
   Accounts payable                        35,036,589                 1,939,651      971,635      960,005
   Accounts payable - associated cos.                   26,057,563       36,955      140,448    8,331,692
   Customer deposits                        3,210,310                                           1,048,994
   Taxes accrued                            3,063,208    2,760,739                    13,088    2,064,975
   Interest accrued                         8,623,882      502,793      508,318      402,900      841,541
   Dividends accrued                           79,396                                              72,188
   Other current liabilities               30,036,751                 1,199,630    1,380,564    8,017,466
     Total Current Liabilities            214,052,155   67,619,192   13,484,554    4,008,635   24,236,861
Other Liabilities:
   Unamortized investment credit           19,471,904                                           2,380,345
   Other deferred credits and other liab. 133,053,535                 2,557,407   19,701,263   14,597,027
    Total Other Liabilities               152,525,439                 2,557,407   19,701,263   16,977,372
Accumulated deferred taxes                163,393,133                 2,608,077    1,411,640   11,897,029
Commitments and contingencies (Note J)
  Total Liabilities and Capitalization $1,270,752,221 $395,711,560 $392,160,710 $34,816,884  $130,832,502
   ( ) Denotes Contra
     The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET (Continued)
DECEMBER 31, 1997


LIABILITIES
                                                                                EUA                                    EUA
                                       Newport      Eastern        EUA         Energy        EUA          EUA       Telecomm-
                                      Electric       Edison      Cogenex     Investment  Energy Svcs  Ocean State   unications
                                     Corporation  Consolidated Consolidated Consolidated Corporation  Corporation  Corporation
Capitalization:
 Common equity                       $22,372,489  $218,468,366 $47,602,678  ($16,781,735)  ($205,518) $15,629,804     ($24,714)
 Non-redeemable preferred stock
   of subs.                              771,050                        75
 Redeemable preferred stock of
   subsidiaries - net                              29,664,502
 Preferred stock redemption cost                   (2,052,691)
 Long-term debt - net                 19,797,845  162,490,897   84,100,000                             26,113,556
   Total Capitalization               42,941,384  408,571,074  131,702,753  (16,781,735)    (205,518)  41,743,360      (24,714)
Current Liabilities:
   Long-term debt due within 1 yr.       741,764   60,000,000    6,700,000                              2,476,660
   Notes payable                       1,000,000    4,675,000   40,693,521   37,846,824      506,347    3,860,000
   Accounts payable                      413,425   27,113,175    3,619,619       18,563                       461           55
   Accounts payable - assoc. comp.     9,530,116    7,316,572      521,506       68,988        8,400       47,828       55,058
   Customer deposits                     672,691    1,258,540      230,085
   Taxes accrued                         531,351    2,324,591      301,884                                588,058
   Interest accrued                      450,171    4,923,146    1,266,881      497,879        4,913      230,926
   Dividends accrued                       7,208
   Other current liabilities           1,307,636   13,753,169    4,206,376      171,929                       (19)
     Total Current Liabilities        14,654,362  121,364,193   57,539,872   38,604,183      519,660    7,203,914       55,113
Other Liabilities:
 Unamortized investment credit         1,124,274   15,967,285
 Other deferred credits and other lia. 2,653,478   91,746,727    2,943,302   (1,156,669)      10,000                     1,000
  Total Other Liabilities              3,777,752  107,714,012    2,943,302   (1,156,669)      10,000                     1,000
Accumulated deferred taxes             9,294,842  139,474,969   (3,834,580)    (793,948)      (5,204)   3,340,308
Commitments and contingencies
    (Note J)
  Total Liabilities and Capital.  $1,270,668,340  $777,124,248 $188,351,347 $19,871,831     $318,938  $52,287,582      $31,399
   ( ) Denotes Contra

The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION
DECEMBER 31, 1997
(1 of 2)

                                                                                       Blackstone
                                                              Eastern        EUA         Valley        Newport      Eastern
                                     EUA                      Utilities      Service     Electric      Electric     Edison
                                 Consolidated  Eliminations   Associates    Corporation  Company      Corporation  Consol.

Common Equity:
 Common shares, $5 par value
   of Registrant (1)                $102,179,985  $92,856,908 $102,179,985      $1,000  $9,203,100   $11,368,779   $72,283,925
 Other paid-in capital               219,156,027  133,393,267  219,156,027   2,300,000  17,907,931     9,000,000    47,249,633
 Common share expense                 (3,930,679)    (742,214)  (3,886,767)                             (742,214)      (43,912)
 Retained earnings                    56,061,427  102,584,407   56,061,427     594,346  10,980,709     2,745,924    98,978,720
   Total Common Equity               373,466,760  328,092,368  373,510,672   2,895,346  38,091,740    22,372,489   218,468,366
Non-Redeemable Preferred:
 4.25%, $100 par value, 35,000
   share (2)                           3,500,000                                         3,500,000
 5.60%, $100 par value, 25,000
   share (2)                           2,500,000                                         2,500,000
 3.75%, $100 par value,  7,689
   share (2)                             768,900                                                         768,900
 $.01 par value, 7,500 share (3)              75
 Premium, net of expense                 131,650                                           129,500         2,150
    Total Non-Redeemable               6,900,625                                         6,129,500       771,050
Redeemable Preferred:
   6.625%, $100 par value,
    300,000 share (4)                 30,000,000                                                                    30,000,000
   Expense, net of premium              (335,498)                                                                     (335,498)
   Preferred stock redemption cost    (2,052,691)                                                                   (2,052,691)
     Total Redeemable                 27,611,811                                                                    27,611,811
Long-Term Debt:
   Secured Notes:
     10.2% due 2008                    7,900,000                             7,900,000
   Unsecured Notes:
     9.59% due 2011                   28,590,216
     7% due 2000                      50,000,000
     9.6% due 2001                    12,800,000
     10.56% due 2005                  28,000,000
   Variable Rate Bonds:
     Demand due 2014 (5)               6,500,000                                         6,500,000
     Revenue Refunding due 2011 (5)    7,925,000                                                       7,925,000
   First Mortgage and Coll. Trust Bonds:
     5.875% due 1998                  20,000,000                                                                    20,000,000
     6.875% due 2003                  40,000,000                                                                    40,000,000
     8% due 2023                      40,000,000                                                                    40,000,000
     6.35% due 2003                    8,000,000                                                                     8,000,000
     7.78% Secured medium-term
       note due 2002                  35,000,000                                                                    35,000,000
     5.75% due 1998                   40,000,000                                                                    40,000,000


EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION (Continued)
DECEMBER 31, 1997
(1 of 2)
                                                                                              EUA
                                       EUA           EUA           EUA           EUA        Telecomm-
                                     Cogenex     Energy Inv.   Energy Svcs.  Ocean State   unications
                                  Consolidated  Consolidated   Corporation   Corporation   Corporation
Common Equity:
 Common shares, $5 par value
   of Registrant (1)                      $100            $1            $1            $1            $1
 Other paid-in capital              47,125,407           999           999     9,808,199            99
 Common share expense
 Retained earnings                     477,171   (16,782,735)     (206,518)    5,821,604       (24,814)
   Total Common Equity              47,602,678   (16,781,735)     (205,518)   15,629,804       (24,714)
Non-Redeemable Preferred:
  4.25%, $100 par value, 35,000
    share (2)
  5.60%, $100 par value, 25,000
    share (2)
  3.75%, $100 par value,  7,689
    share (2)
  $.01 par value, 7,500 share(3)            75
  Premium, net of expense
     Total Non-Redeemable                   75
Redeemable Preferred:
   6.625%, $100 par value, 300,000 share (4)
   Expense, net of premium
   Preferred stock redemption cost
     Total Redeemable
Long-Term Debt:
   Secured Notes:
     10.2% due 2008
   Unsecured Notes:
     9.59% due 2011                                                           28,590,216
     7% due 2000                    50,000,000
     9.6% due 2001                  12,800,000
     10.56% due 2005                28,000,000
   Variable Rate Bonds:
     Demand due 2014 (5)
     Revenue Refunding due 2011(5)
   First Mortgage and Collateral
      Trust Bonds
     5.875% due 1998
     6.875% due 2003
     8% due 2023
     6.35% due 2003
     7.78% Secured medium-term
        notes due 2002
     5.75% due 1998

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION
DECEMBER 31, 1997
(2 0F 2)



                                                             Eastern         EUA         Valley       Newport        Eastern
                                   EUA                      Utilities      Service      Electric      Electric       Edison
                              Consolidated  Eliminations   Associates    Corporation     Company     Corporation  Consolidated

Long-Term Debt (continued):
   Pollution Control Revenue Bonds:
   5.875% due 2008              40,000,000                                                                          40,000,000
 First Mortgage Bonds:
   9.5% due 2004 (Series B)     10,500,000                                              10,500,000
   10.35% due 2010 (Series      18,000,000                                              18,000,000
   9% due 1999                   1,386,000                                                             1,386,000
   9.8% due 1999                 8,000,000                                                             8,000,000
   8.95% due 2001                2,600,000                                                             2,600,000
 Second Mortgage Bonds:
   6.5% SBA Loan due 2005          628,609                                                               628,609
 Unamortized (Discount) - Net     (509,103)                                                                           (509,103)
                               405,320,722                                 7,900,000    35,000,000    20,539,609   222,490,897
 Less portion due within 1 yr.  72,518,424                                 1,100,000     1,500,000       741,764    60,000,000
   Total Long-Term Debt        332,802,298                                 6,800,000    33,500,000    19,797,845   162,490,897
   Total Capitalization       $740,781,494  $328,092,368  $373,510,672    $9,695,346   $77,721,240   $42,941,384  $408,571,074

(1)  Authorized 36,000,000 shares, outstanding 20,435,997
(2)  Authorized and Outstanding.
(3)  The Preferred Stock shall be entitled to an annual dividend per share at a rate equal to 33% of the modified net income of Citizens Conservation Services divided by 7,500.
(4)  Authorized 400,000 shares, outstanding 300,000.
(5)  Weighted average interest rate was 3.7 % for 1997.

The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION (Continued)
DECEMBER 31, 1997
(2 0F 2)


EUA
                                       EUA           EUA           EUA           EUA        Telecomm-
                                     Cogenex     Energy Inv.   Energy Svcs.  Ocean State   unications
                                  Consolidated  Consolidated   Corporation   Corporation   Corporation
Long-Term Debt (continued):
   Pollution Control Revenue B
     5.875% due 2008
   First Mortgage Bonds:
     9.5% due 2004 (Series B)
     10.35% due 2010 (Series
     9% due 1999
     9.8% due 1999
     8.95% due 2001
   Second Mortgage Bonds:
     6.5% SBA Loan due 2005
   Unamortized (Discount) - Net
                                    90,800,000                                28,590,216
   Less portion due within 1 yr.     6,700,000                                 2,476,660
     Total Long-Term Debt           84,100,000                                26,113,556
     Total Capitalization         $131,702,753  ($16,781,735)    ($205,518)  $41,743,360      ($24,714)

(1)  Authorized 36,000,000 shares, outstanding 20,435,997
(2)  Authorized and Outstanding.
(3)  The Preferred Stock shall be entitled to an annual dividend per share at a rate equal to 33% of the modified net income of Citizens Conservation Services divided by 7,500.
(4)  Authorized 400,000 shares, outstanding 300,000.
(5)  Weighted average interest rate was 3.7 % for 1997.

The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                          Blackstone
                                                                 Eastern        EUA         Valley      Newport      Eastern
                                         EUA                    Utilities     Service      Electric     Electric      Edison
                                     Consolidated Eliminations  Associates  Corporation    Company    Corporation  Consolidated

Operating Revenues                   $568,512,733 $132,079,754   $            $          $140,258,371 $63,503,535  $435,013,647
Operating Expenses:
   Operation                         392,673,289  180,349,451    1,079,977   49,089,884  109,767,411   47,535,499  312,446,228
   Maintenance                        30,431,946    1,227,426        2,230    1,228,201    3,183,973    2,387,377   24,055,267
   Early  Retirement Offer             1,416,104                    11,872                   363,269      177,617      737,337
   Depreciation and amortization      46,941,306    1,259,949        2,547    1,271,846    5,725,458    2,854,873   27,488,862
   Taxes Other than income            24,021,267    2,675,367        8,893    2,717,706    8,339,696    4,073,809   10,843,864
   Income Taxes - Current (credit)    19,750,460      272,113          134      402,119    5,024,629    1,594,449   18,997,073
                - Deferred (credit)   (5,528,719)    (178,195)    (235,705)     (90,438)  (1,698,243)     118,802   (4,750,350)
      Total Operating Expenses       509,705,653  185,606,111      869,948   54,619,318  130,706,193   58,742,426  389,818,281
         Operating Income             58,807,080  (53,526,357)    (869,948) (54,619,318)   9,552,178    4,761,109   45,195,366
Other Income and Deductions:
   Interest and dividend income       10,548,020    3,338,477    1,996,992    1,119,921      312,409       36,158    1,566,830
   Equity in earnings of jointly-
     owned companies                   9,465,602   35,511,032   35,511,032                                           1,599,320
   All. for other funds used during
     construction                        161,515                                                                       161,515
   Other (deductions) income - net       438,308   53,213,434    2,514,639   54,609,473     (117,896)     203,483     (901,365)
     Total Other Income               20,613,445   92,062,943   40,022,663   55,729,394      194,513      239,641    2,426,300
       Income Before Interest Charges 79,420,525   38,536,586   39,152,715    1,110,076    9,746,691    5,000,750   47,621,666
Interest Charges:
   Interest on long-term debt         32,197,499                                805,800    3,185,888    1,496,113   15,006,000
   Amortization of debt expense
     and premium                       2,548,367                                 24,383       82,024      124,029    2,141,906
   Other interest expense (principally
     short-term notes)                 5,244,644    3,025,554    1,192,591        5,382      914,530      614,484    1,650,977
   All. for borrowed funds used during
     construction - (credit)            (835,193)                                            (81,338)     (35,243)    (223,476)
       Total Interest Charges         39,155,317    3,025,554    1,192,591      835,565    4,101,104    2,199,383   18,575,407
            Net Income                40,265,208   35,511,032   37,960,124      274,511    5,645,587    2,801,367   29,046,259
Preferred Dividends Requirement        2,305,084                                             288,750       28,834    1,987,500
     Earnings available for common
         shareholders                $37,960,124  $35,511,032  $37,960,124     $274,511   $5,356,837   $2,772,533  $27,058,759

Earnings per EUA Common Share         20,435,997
  weighted average shares outstanding      $1.86

   ( ) Denotes Contra

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                                 EUA
                                             EUA          EUA          EUA          EUA       Telecomm-
                                           Cogenex    Energy Inv.  Energy Svcs. Ocean State   unications
                                         Consolidated Consolidated Corporation  Corporation  Corporation

Operating Revenues                       $61,320,922     $496,012    $            $            $
Operating Expenses:
   Operation                              48,761,373    3,825,116      289,060      192,966       35,226
   Maintenance                               792,413        5,413        1,670        2,828
   Early  Retirement Offer                    81,102       25,573        8,997       10,337
   Depreciation and amortization          10,310,118      498,155       44,659        3,600        1,137
   Taxes Other than income                   678,203       13,130       10,830        8,691        1,812
   Income Taxes - Current (credit)        (3,517,966)  (1,322,019)          73   (1,142,558)     (13,361)
                - Deferred (credit)          867,190      107,851       (6,862)     (19,159)
      Total Operating Expenses            57,972,433    3,153,219      348,427     (943,295)      24,814
         Operating Income                  3,348,489   (2,657,207)    (348,427)     943,295      (24,814)
Other Income and Deductions:
   Interest and dividend income            7,367,919    1,480,124           37        6,107
   Equity in earnings of jointly-
     owned companies                        (110,631)  (1,250,838)    (198,276)   9,426,027
   Allowance for other funds used during
     construction
   Other (deductions) income - net          (274,021)     710,012      216,623   (3,309,206)
     Total Other Income                    6,983,267      939,298       18,384    6,122,928
       Income Before Interest Charges     10,331,756   (1,717,909)    (330,043)   7,066,223      (24,814)
Interest Charges:
   Interest on long-term debt              8,803,555                              2,900,143
   Amortization of debt expense
     and premium                             148,050                                 27,975
   Other interest expense (principally
     short-term notes)                     1,673,264    2,023,496       24,256      171,218
   All. for borrowed funds used during
     construction - (credit)                (495,136)
       Total Interest Charges             10,129,733    2,023,496       24,256    3,099,336
            Net Income                       202,023   (3,741,405)    (354,299)   3,966,887      (24,814)
Preferred Dividends Requirement
            Earnings available for
             common shareholders            $202,023  ($3,741,405)   ($354,299)  $3,966,887     ($24,814)

Earnings per EUA Common Share             20,435,997
  weighted average shares oustanding           $1.86

   ( ) Denotes Contra

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                            Blackstone
                                                                    Eastern        EUA        Valley      Newport      Eastern
                                            EUA                    Utilities     Service     Electric     Electric      Edison
                                        Consolidated Eliminations  Associates  Corporation   Company    Corporation  Consolidated

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                              $40,265,208  $35,511,032  $37,960,124    $274,511  $5,645,587   $2,801,367  $29,046,259
Adjustments to Reconcile Net Income
  to Net Cash Provided by Op. Act.:
    Depreciation and amortization        51,615,174                   754,171   1,296,229   6,183,515    2,960,209   28,862,285
    Amortization of nuclear fuel          1,066,663                                                                   1,066,663
    Deferred taxes                       (6,317,073)                 (241,116)    (90,438) (1,666,743)     134,087   (4,872,440)
    Non-cash (Gains)/Exp on Sales of Inv.
        in Energy Savings Projects       15,992,687
    Investment tax credit, net           (1,201,431)                                         (180,712)     (85,320)    (935,399)
    Allowance for other funds used
     during construction                   (161,515)                                                                   (161,515)
    Collections and sales of project
      notes and leases receivable        19,148,454
    Other - net                          (5,726,420)  22,412,804   14,130,240   5,298,491  (1,768,479)     554,630   (4,485,502)
Changes in Op. Assets and Liabilities:
    Accounts receivable                  (2,494,353)   5,668,790    2,668,232  (5,738,105)    237,982   (1,031,083)  10,038,235
    Materials and supplies                2,929,328                                (6,729)    113,406       90,336    2,666,435
    Notes receivable                     (5,170,000)  (9,653,103)  (9,653,103)
    Accounts payable                      1,225,420   (5,080,225)   1,919,307    (300,941) (7,977,064)      74,680    3,089,185
    Accrued taxes                            58,786     (148,072)                   7,402     650,429      (59,035)    (652,800)
    Other - net                           4,506,053     (440,493)     281,295   1,387,206   6,761,778     (338,307)  (2,282,272)
     Net Cash Provided from (Used in)
      Operating Activities              115,736,981   48,270,733   47,819,150   2,127,626   7,999,699    5,101,564   61,379,134
CASH FLOW FROM INVESTING ACTIVITIES:
     Construction expenditures          (76,118,357)                           (2,306,627) (3,768,716)  (2,439,274) (15,662,254)
     Collections on Notes and Lease
      Receivable of EUA Cogenex          10,075,583
     Increase/Decrease in other invest.     312,892                                                                     218,855
     Investments in subsidiaries                         198,900      198,900
     Net Cash Used in Investing Act.    (65,729,882)     198,900      198,900  (2,306,627) (3,768,716)  (2,439,274) (15,443,399)
CASH FLOW FROM FINANCING ACTIVITIES:
   Issuances:
   Common shares/capital contribution                      1,100
   Redemptions:
   Long-term debt                       (28,616,963)                           (2,200,000) (1,500,000)    (740,303)
   Preferred stock
   EUA common share dividends paid      (33,923,777) (57,923,836) (33,923,777)   (400,000) (3,497,180)  (2,120,000) (48,226,656)
   Subsidiary preferred dividends paid   (2,305,084)                                         (288,750)     (28,834)  (1,987,500)
  Capital contribution/(return of cap.)                 (200,000)                (200,000)
   Net increase (decrease) in short-term
     debt                                 9,635,836    9,653,103  (14,037,000)                665,000      105,000    2,635,000
   Net Cash (Used in) Provided from
     Financing Activities               (55,209,988) (48,469,633) (47,960,777) (2,800,000) (4,620,930)  (2,784,137) (47,579,156)
NET INCREASE (DECREASE) IN CASH          (5,202,889)                   57,273  (2,979,001)   (389,947)    (121,847)  (1,643,421)
Cash and temporary cash investments at
   beginning of year                     12,454,862                   111,991   4,087,520     798,008      291,838    2,104,747
Cash and temporary cash investments at
   end of year                           $7,251,973                  $169,264  $1,108,519    $408,061     $169,991     $461,326
Cash paid during the year for:
 Interest (net of amount capitalized)   $40,172,276                  $691,060    $925,717  $3,436,041   $1,674,246  $13,992,662
 Income Taxes (Refund)                  $28,920,686                 ($807,761)   $260,973  $4,906,110   $1,706,471  $21,290,949
Conversion of investments in energy
  savings projects
  to notes and leases receivable         $5,403,860

( ) Denotes Contra
  The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 1997

                                                         EUA                                    EUA
                                            EUA         Energy        EUA          EUA       Telecomm-
                                          Cogenex     Investment  Energy Svcs  Ocean State   unications
                                        Consolidated Consolidated Corporation  Corporation  Corporation

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                        $202,023  ($3,741,405)   ($354,299)  $3,966,887     ($24,814)
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating Act
    Depreciation and amortization               11,007,249      484,221       37,400       28,758        1,137
    Amortization of nuclear fuel
    Deferred taxes                               1,118,863       18,979       (5,204)    (713,061)
    Non-cash (Gains)/Expenses on Sales
     Invest. in Energy Savings Projects         15,992,687
    Investment tax credit, net
    Allowance for other funds used during
      construction
    Collections and sales of project
      notes and leases receivable               19,148,454
    Other - net                                  1,081,556      929,664      208,275      739,973       (2,464)
Changes in Operating Assets and Liabilities
    Accounts receivable                         (2,699,592)    (119,443)    (167,872)                  (13,917)
    Materials and supplies                          65,880
    Notes receivable                                         (5,170,000)
    Accounts payable                              (762,889)      18,041        6,499       23,264       55,113
    Accrued taxes                                 (148,685)                               113,403
    Other - net                                   (509,726)  (1,211,370)       4,880      (27,924)
     Net Cash Provided from (Used in)
       Operating Activities                     44,495,820   (8,791,313)    (270,321)   4,131,300       15,055
CASH FLOW FROM INVESTING ACTIVITIES:
     Construction expenditures                 (51,659,875)    (267,790)                               (13,821)
     Collections on Notes and Lease
       Receivables of EUA Cogenex               10,075,583
     Increase/Decrease in other invest.            369,774     (275,737)
     Investments in subsidiaries
     Net Cash Used in Investing Activities     (41,214,518)    (543,527)                               (13,821)
CASH FLOW FROM FINANCING ACTIVITIES:
   Issuances:
   Common shares/capital contribution                                          1,000                       100
   Redemptions:
   Long-term debt                              (21,700,000)                            (2,476,660)
   Preferred stock
   EUA common share dividends paid                                                     (3,680,000)
   Subsidiary preferred dividends paid
  Capital contribution/(return of capital)
   Net increase (decrease) in short-term debt   18,228,836    9,370,000      283,103    2,039,000
   Net Cash (Used in) Provided from Fin. Act.   (3,471,164)   9,370,000      284,103   (4,117,660)         100
NET INCREASE (DECREASE) IN CASH                   (189,862)      35,160       13,782       13,640        1,334
Cash and temporary cash investments at
   beginning of year                             4,662,227      387,629          560       10,342
Cash and temporary cash investments at
   end of year                                  $4,472,365     $422,789      $14,342      $23,982       $1,334
Cash paid during the year for:
 Interest (net of amount capitalized)          $14,470,654   $1,904,522           $    $3,077,374           $
 Income Taxes (Refund)                            $769,518  ($1,899,457)    ($48,525)  $2,741,952         $456
Conversion of investments in energy savings
 projects to notes and leases receivable        $5,403,860

( ) Denotes Contra
  The accompanying notes are an integral part of the financial statements.


EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
DECEMBER 31, 1997


                                                                                               Blackstone
                                                                     Eastern        EUA         Valley      Newport
                                             EUA                    Utilities     Service      Electric     Electric
                                         Consolidated Eliminations  Associates  Corporation    Company    Corporation

Balance of retained earnings at
  beginning of year                      $52,403,844  $125,375,975 $52,403,844     $719,835   $9,121,052   $2,093,391
Additions:
     Net Income (Loss)                    40,265,208   35,511,032   37,960,124      274,511    5,645,587    2,801,367
      Total                               92,669,052  160,887,007   90,363,968      994,346   14,766,639    4,894,758
Deductions:
  Dividends:
    Preferred - subsidiaries               2,305,084                                             288,750       28,834
    Common - subsidiaries                              57,923,836                   400,000    3,497,180    2,120,000
    Common - registrant - $1.66 per sh.   33,923,777                33,923,777
   Total Dividends                        36,228,861   57,923,836   33,923,777      400,000    3,785,930    2,148,834
  Other                                      378,764      378,764      378,764
      Total Deductions                    36,607,625   58,302,600   34,302,541      400,000    3,785,930    2,148,834
Balance of retained earnings at end of
      period                             $56,061,427  $102,584,407 $56,061,427     $594,346  $10,980,709   $2,745,924


Other Paid-In Capital at Beginning
     of year                            $221,159,783              $221,159,783

Additions:
Amortization restricted stock costs          548,215                   548,215

Deductions:
Restricted Stock Issue and Grant Provision 2,403,914                 2,403,914
Currency Conversion                          148,057                   148,057

Other Paid-In Capital at End of year     $219,156,027              $219,156,027
   ( ) Denotes Contra

      The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
DECEMBER 31, 1997 (Continued)


                                                                 EUA                                    EUA
                                                    EUA         Energy        EUA          EUA       Telecomm-
                                                  Cogenex     Investment  Energy Svcs. Ocean State   unications
                                                Consolidated Consolidated Corporation  Corporation  Corporation

Balance of retained earnings at
   beginning of year                               $275,148  ($13,041,330    ($50,495)  $5,534,717     $
Additions:
     Net Income (Loss)                              202,023   (3,741,405)    (354,299)   3,966,887      (24,814)
      Total                                         477,171  (16,782,735)    (404,794)   9,501,604      (24,814)
Deductions:
  Dividends:
    Preferred - subsidiaries
    Common - subsidiaries                                                                3,680,000
    Common - registrant - $1.660 per share
   Total Dividends                                                                       3,680,000
  Other                                                                      (198,276)
      Total Deductions                                                       (198,276)   3,680,000
Balance of retained earnings at end of period      $477,171  ($16,782,735   ($206,518)  $5,821,604     ($24,814)


Other Paid-In Capital at Beginning of year

Additions:
Amortization restricted stock costs

Deductions:
Restricted Stock Issue and Grant Provision
Currency Conversion

Other Paid-In Capital at End of Year
   ( ) Denotes Contra
      The accompanying notes are an integral part of the financial statements.

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1997


ASSETS
                                                 Eastern                     Eastern       Montaup
                                                 Edison                      Edison        Electric
                                              Consolidated  Eliminations     Company       Company
Utility plant and other investments:
 Utility plant in service                     $822,990,473           $    $241,611,699  $581,378,774
 Less accumulated provision for
   depreciation and amortization               279,711,181                  91,597,815   188,113,366
 Net Utility plant in service                  543,279,292                 150,013,884   393,265,408
 Construction work in progress                   2,248,109                   1,337,647       910,462
 Net utility plant                             545,527,401                 151,351,531   394,175,870
 Non-utility property                            2,715,349                     105,735     2,609,614
 Less accumulated provision for deprec.              9,697                       9,697
 Net non-utility property                        2,705,652                      96,038     2,609,614
 Investments in subsidiaries (at equity)        13,523,752   334,723,001   334,723,001    13,523,752
 Other                                              54,789                      10,405        44,384
 Total Utility Plant and Other Invest.         561,811,594   334,723,001   486,180,975   410,353,620
Current Assets:
    Cash and temporary cash investments            461,326                     287,511       173,815
    Accounts receivable - Net:
        Customers                               27,801,108                  26,133,092     1,668,016
        Accrued unbilled revenue                 8,490,397                   8,490,397
        Others                                   4,486,379                   3,740,763       745,616
    Accounts receivable - associated comp.      14,142,818    39,514,440     5,410,416    48,246,842
Materials and supplies (at average cost):
      Fuel                                       4,247,845                                 4,247,845
      Plant materials and operating supplies     3,734,480                   1,726,330     2,008,150
    Other current assets                         3,686,335                     612,889     3,073,446
        Total Current Assets                    67,050,688    39,514,440    46,401,398    60,163,730
Deferred Debits:
    Unamortized debt expense                     2,091,649                   2,067,687        23,962
    Unrecovered Regulatory Plant Costs (Note A) 68,345,432                                68,345,432
    Other deferred debits                       77,824,885                  29,299,562    48,525,323
        Total Deferred Debits                  148,261,966                  31,367,249   116,894,717
    Total assets                              $777,124,248  $374,237,441  $563,949,622  $587,412,067

    ( ) Denotes Contra


EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1997


LIABILITIES
                                                                    Eastern                     Eastern       Montaup
                                                                    Edison                      Edison       Electric
                                                                 Consolidated  Eliminations     Company       Company

Capitalization:
    Common equity                                                $218,468,366  $160,512,035  $218,468,366  $160,512,035
    Redeemable preferred stock - net                               29,664,502                  29,664,502
    Redeemable preferred stock of subsidiaries - net                1,500,000                   1,500,000
    Preferred Stock Redemption Cost                                (2,052,691)                 (2,052,691)
    Long-term debt - net                                          162,490,897   172,710,965   162,490,897   172,710,965
      Total Capitalization                                        408,571,074   334,723,000   408,571,074   334,723,000
Current Liabilities:
    Long-term debt due within one year                             60,000,000                  60,000,000
    Notes payable                                                   4,675,000                   4,675,000
    Accounts payable                                               27,113,175                   1,391,142    25,722,033
    Accounts payable - associated companies                         7,316,572    34,382,940    38,509,007     3,190,505
    Customer deposits                                               1,258,540                   1,258,540
    Taxes accrued                                                   2,324,591                   1,269,666     1,054,925
    Interest accrued                                                4,923,146     5,131,500     4,923,091     5,131,555
    Other current liabilities                                      13,753,169                  12,994,618       758,551
      Total Current Liabilities                                   121,364,193    39,514,440   125,021,064    35,857,569
Other Liabilities:
    Unamortized investment credit                                  15,967,285                   3,613,508    12,353,777
    Other deferred credits and other liabilities                   91,746,727                  10,864,160    80,882,567
      Total Other Liabilities                                     107,714,012                  14,477,668    93,236,344
Accumulated deferred taxes                                        139,474,969                  15,879,815   123,595,154
Commitments and contingencies (Note J)
  Total liabilities and capitalization                           $777,124,248  $374,237,440  $563,949,621  $587,412,067

    ( ) Denotes Contra

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF CAPITALIZATION
DECEMBER 31, 1997



                                          Eastern                     Eastern       Montaup
                                          Edison                      Edison        Electric
                                       Consolidated  Eliminations     Company       Company

Common Equity:
    Common shares                       $72,283,925   $58,600,000   $72,283,925   $58,600,000
    Other paid-in capital                47,249,633    29,528,000    47,249,633    29,528,000
    Common share expense                    (43,912)                    (43,912)
    Retained earnings                    98,978,720    72,384,035    98,978,720    72,384,035
      Total Common Equity               218,468,366   160,512,035   218,468,366   160,512,035

Redeemable Preferred:
 6.625%, $100 par value, 300,000 shares  30,000,000                  30,000,000
 Redeemable preferred stock of
     subsidiaries                         1,500,000                   1,500,000
 Expense, net of premium                   (335,498)                   (335,498)
 Preferred stock redemption cost         (2,052,691)                 (2,052,691)
   Total Redeemable                      27,611,811     1,500,000    27,611,811     1,500,000
Long-Term Debt:
    First Mort. and Coll. Trust Bonds:
      5.875% due 1998                    20,000,000                  20,000,000
      6.875% due 2003                    40,000,000                  40,000,000
      8% due 2023                        40,000,000                  40,000,000
      6.35% due 2003                      8,000,000                   8,000,000
      7.78% Secured medium-term notes    35,000,000                  35,000,000
      5.75% due 1998                     40,000,000                  40,000,000
    Pollution Control Revenue Bonds:
      5.875% due 2008                    40,000,000                  40,000,000
    Debenture Bonds:
      8% due 2000                                       8,500,000                   8,500,000
      8.25% due 2003                                   12,800,000                  12,800,000
      14% due 2005                                     26,000,000                  26,000,000
      10% due 2008                                      9,275,000                   9,275,000
      16.5% due 2010                                   19,000,000                  19,000,000
      12.375% due 2013                                 30,000,000                  30,000,000
      10.125% due 2008                                 37,135,965                  37,135,965
      9% due 2020                                       5,000,000                   5,000,000
      9.375% due 2020                                  25,000,000                  25,000,000
    Unamortized (Discount) - Net           (509,103)                   (509,103)
                                        222,490,897   172,710,965   222,490,897   172,710,965
    Less portion due within one year     60,000,000                  60,000,000
      Total Long-Term Debt              162,490,897   172,710,965   162,490,897   172,710,965
      Total Capitalization             $408,571,074  $334,723,000  $408,571,074  $334,723,000



EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1997


                                                     Eastern                     Eastern       Montaup
                                                     Edison                      Edison        Electric
                                                  Consolidated  Eliminations     Company       Company

Operating Revenues                                $435,013,647  $190,017,798  $277,322,558  $347,708,887
Operating Expenses:
    Operation                                      312,446,228   190,017,798   227,879,908   274,584,118
    Maintenance                                     24,055,267                   6,714,665    17,340,602
    Voluntary Retirement Incentive                     737,337                     737,337
    Depreciation and amortization                   27,488,862                  10,360,999    17,127,863
    Taxes Other than income                         10,843,864                   4,848,496     5,995,368
    Income Taxes - Current                          18,997,073                  15,524,232     3,472,841
                 - Deferred                         (4,750,350)                 (5,350,959)      600,609
       Total Operating Expenses                    389,818,281   190,017,798   260,714,678   319,121,401
          Operating Income                          45,195,366                  16,607,880    28,587,486
Other Income and Deductions:
 Interest and dividend income                        1,566,830    21,097,275    20,961,041     1,703,064
 Equity in earnings of jointly-owned companies       1,599,320    11,097,335    11,097,335     1,599,320
 All. for other funds used during construction         161,515                                   161,515
 Other (deductions) income - net                      (901,365)                   (328,229)     (573,136)
   Total Other Income                                2,426,300    32,194,610    31,730,147     2,890,763
     Income Before Interest Charges                 47,621,666    32,194,610    48,338,027    31,478,249
Interest Charges:
    Interest on long-term debt                      15,006,000    19,994,750    15,006,000    19,994,750
    Amortization of debt expense and premium         2,141,906                   1,869,100       272,806
    Other interest expense (principally
      short-term notes)                              1,650,977     1,102,525     2,557,597       195,905
    Allowance for borrowed funds used during
      construction - (credit)                         (223,476)                   (140,929)      (82,547)
        Total Interest Charges                      18,575,407    21,097,275    19,291,768    20,380,914
Net Income                                          29,046,259    11,097,335    29,046,259    11,097,335
Preferred Dividends Requirement                      1,987,500                   1,987,500
  Earnings Available for Common Shareholders       $27,058,759   $11,097,335   $27,058,759   $11,097,335

Weighted average shares outstanding                  2,891,357

Earnings per share                                       $9.36

    ( ) Denotes Contra

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1997


                                                   Eastern                     Eastern       Montaup
                                                   Edison                      Edison        Electric
                                                Consolidated  Eliminations     Company       Company

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                       $29,046,259   $11,097,335   $29,046,259   $11,097,335
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating Activities:
    Depreciation and Amortization                 28,862,285                  12,398,596    16,463,689
    Amortization of nuclear fuel                   1,066,663                                 1,066,663
    Deferred taxes                                (4,872,440)                 (5,287,375)      414,935
    Investment tax credit, net                      (935,399)                   (307,247)     (628,152)
    Allowance for other funds used during costr.    (161,515)                                 (161,515)
    Other - Net                                   (4,485,502)   23,043,185    21,928,096    (3,370,413)
Changes in Operating Assets and Liabilities:
    Accounts receivable                           10,038,235     8,587,820      (984,994)   19,611,049
    Materials and supplies                         2,666,435                      17,474     2,648,961
    Accounts payable                               3,089,185    (8,587,820)   (6,905,440)    1,406,805
    Accrued taxes                                   (652,800)                   (855,919)      203,119
    Other - net                                   (2,282,272)                  8,443,485   (10,725,757)
     Net Cash Provided from Operating Activities  61,379,134    34,140,520    57,492,935    38,026,719
CASH FLOW FROM INVESTING ACTIVITIES:
    Construction expenditures                    (15,662,254)                (10,552,798)   (5,109,456)
    Decrease in Other Investments                    218,855                                   218,855
     Net Cash Used in Investing Activities       (15,443,399)                (10,552,798)   (4,890,601)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemptions:
   Eastern Edison common share dividends paid    (48,226,656)  (33,712,720)  (48,226,656)  (33,712,720)
   Preferred dividends paid                       (1,987,500)     (427,800)   (1,987,500)     (427,800)
   Net Decrease in short-term debt                 2,635,000                   2,635,000
       Net Cash (Used In) Financing Activities   (47,579,156)  (34,140,520)  (47,579,156)  (34,140,520)
NET INCREASE IN CASH                              (1,643,421)                   (639,019)   (1,004,402)
Cash and temporary cash investments
   at beginning of year                            2,104,747                     926,530     1,178,217
Cash and temporary cash investments
   at end of year                                   $461,326                    $287,511      $173,815
Cash paid during the year for:
    Interest (Net of Amounts Capitalized)        $13,992,662   $19,994,750   $14,053,072   $19,934,340
    Income Taxes                                 $21,290,949                 $17,028,922    $4,262,027

( ) Denotes Contra

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF RETAINED
EARNINGS AND OTHER PAID-IN CAPITAL
DECEMBER 31, 1997


                                                 Eastern                     Eastern       Montaup
                                                 Edison                      Edison       Electric
                                              Consolidated  Eliminations     Company       Company
Balance of retained earnings at beginning
    of year                                   $120,723,657   $95,427,220  $120,723,657   $95,427,220
Additions:
    Net Income                                  29,046,259    11,097,335    29,046,259    11,097,335
      Total                                    149,769,916   106,524,555   149,769,916   106,524,555
Deductions:
  Dividends:
    Preferred                                    1,987,500       427,800     1,987,500       427,800
    Common                                      48,226,656    33,712,720    48,226,656    33,712,720
    Total Dividends                             50,214,156    34,140,520    50,214,156    34,140,520
  Other                                            577,040                     577,040
      Total Deductions                          50,791,196    34,140,520    50,791,196    34,140,520
Balance of retained earnings at end of period  $98,978,720   $72,384,035   $98,978,720   $72,384,035

    ( ) Denotes Contra

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1997

ASSETS

                                      EUA                       EUA          EUA          EUA          EUA            EUA
                                    Cogenex                   Cogenex        Nova         Day          Day I &  II    NEM
                                   Consolidated Eliminations  (Division)    (Division)   (Division)   (Division)      Inc.

Utility Plant and Other Investments:
 Utility plant in service               $             $           $               $            $            $            $
 Less accumulated provision for
   depreciation and amortization
 Net utility plant in service
 Construction work in progress
 Net utility plant
 Non-utility property                109,249,126                57,436,211    1,489,216    1,976,332    1,150,027    8,493,365
 Less accumulated provision for
  depreciation                        41,206,977                22,566,234      743,886      876,857      443,911    3,527,192
 Net non-utility property             68,042,149                34,869,977      745,330    1,099,475      706,116    4,966,173
 Investments in subsidiaries
  (at equity)                           (438,983)  48,885,358   48,446,375
 Notes receivable                     30,730,229                24,350,304
 Leases receivable                    15,462,205                 9,775,514
 Other                                16,285,395                10,738,262     (186,000)                               108,349
 Total Utility Plant and Other
    Investments                      130,080,995   48,885,358  128,180,432      559,330    1,099,475      706,116    5,074,522
Current Assets:
   Cash and temporary cash invest.     4,472,365                   718,131      (41,790)     149,729                   384,367
   Notes receivable                   15,494,756   18,952,328   31,703,508       72,958    1,287,015
   Leases receivable                   2,310,363                 1,087,592
   Accounts receivable - Net:
       Customers                      20,042,069                 6,428,901    1,265,951    1,226,504                   885,317
       Accrued unbilled revenue        3,246,641                 3,246,641
       Others                          5,631,977       52,326    5,185,704        1,443       21,863                  (140,054)
   Accounts receivable - assoc. comp.               6,104,878    5,324,809      242,721      395,764
   Materials and supplies (at
      average cost):
  Plant materials and operating
       supplies                        1,647,126                    63,569      819,446      225,540      411,194
   Other current assets                  963,032    2,261,051    3,103,194       34,656       30,487
       Total Current Assets           53,808,329   27,370,583   56,862,049    2,395,385    3,336,902      411,194    1,129,630
Deferred Debits:
   Unamortized debt expense              410,352                   410,352
   Other deferred debits               4,051,671                 2,610,293          (17)       9,987                 1,166,384
       Total Deferred Debits           4,462,023                 3,020,645          (17)       9,987                 1,166,384
   Total Assets                      $188,351,347 $76,255,941  $188,063,126  $2,954,698   $4,446,364   $1,117,310   $7,370,536

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS (Continued)
DECEMBER 31, 1997

ASSETS

                                     EUA          EUA          EUA          EUA          EUA        EUA      EUA          EUA
                                   Cogenex      Citizens     Cogenex        MUPA      WestCoast    FRC II   EC&S I      EC&S II
                                   Canada     Corporation      West      (Part.)      (Part.)    (Part.)    (Part.)     (Part.)

Utility Plant and Other Investment
   Utility plant in service               $           $             $        $             $         $           $           $
   Less accumulated provision for
    depreciation and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                        4,138,916      782,308              2,596,864     77,490   12,047,138   19,061,259
   Less accumulated provision for
    depreciation                                 524,010      577,174              1,977,541     77,490    2,413,642    7,479,040
   Net non-utility property                    3,614,906      205,134                619,323               9,633,496   11,582,219
   Investments in subsidiaries
     (at equity)
   Notes receivable                4,322,974                2,056,951
   Leases receivable                                        1,747,323                                      1,311,855    2,627,513
   Other                                         126,721    5,298,820                 57,043                  61,944       80,256
   Total Utility Plant and
     Other Investments             4,322,974   3,741,627    9,308,228                676,366              11,007,295   14,289,988
Current Assets:
   Cash and temporary cash invest.   782,852    (420,831)     239,405       184      660,956    350,975      644,701    1,003,686
   Notes receivable                  916,892                  288,090                178,621
   Leases receivable                                          530,705                                        175,952      516,114
   Accounts receivable - Net:
       Customers                     736,132   3,277,672    3,052,697    23,749       69,061    588,761    1,039,519    1,447,805
       Accrued unbilled revenue
       Others                        549,990    (114,448)      16,861                 84,000                               78,944
   Accounts receivable - assoc. comp.             55,164       86,420
      Materials and supplies
      (at average cost)
   Plant materials and operating supp.                       127,377
   Other current assets               13,479       1,754       40,513
       Total Current Assets        2,999,345   2,799,311    4,382,068    23,933      992,638    939,736    1,860,172    3,046,549
Deferred Debits:
   Unamortized debt expense
   Other deferred debits             134,242      71,083       59,699
       Total Deferred Debits         134,242      71,083       59,699
   Total Assets                   $7,456,561  $6,612,021  $13,749,995   $23,933   $1,669,004   $939,736  $12,867,467  $17,336,537

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1997



LIABILITIES
                                            EUA                       EUA          EUA          EUA          EUA          EUA
                                          Cogenex                   Cogenex        Nova         Day      Day I &  II      NEM
                                        Consolidated Eliminations Corporation   (Division)   (Division)   (Division)      Inc.

Capitalization:
 Common equity                           47,602,678  $17,037,244  $48,687,684  ($1,499,286)  $1,389,715    ($886,734) $10,694,016
 Non-redeemable preferred stock
  of subsidiaries
 Redeemable preferred stock of
   subsidiaries - net                            75
 Preferred stock redemption cost
 Partnerships' capital                                31,185,245
 Long-term debt - net                    84,100,000                84,100,000
   Total Capitalization                 131,702,753   48,222,489  132,787,684   (1,499,286)   1,389,715     (886,734)  10,694,016
Current Liabilities:
   Preferred stock sinking fund requir.
   Long-term debt due within one year     6,700,000                 6,700,000
   Notes payable                         40,693,521   18,969,427   37,550,000    1,752,150    1,672,073    1,961,412      348,222
   Accounts payable                       3,619,619       61,222    1,416,498      169,090      295,784
   Accounts payable - associated comp.      521,506    6,104,878    1,193,768      835,660      298,386       15,000
   (46,045)
   Customer deposits                        230,085                                  2,099
   Taxes accrued                            301,884                    44,949       59,902       26,535
   Interest accrued                       1,266,881    2,261,052    1,266,883    1,413,187      380,947       27,632
   Other current liabilities              4,206,376                 3,355,953        3,867        1,488
     Total Current Liabilities           57,539,872   27,396,579   51,528,051    4,235,955    2,675,213    2,004,044      302,177
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                 2,943,302      636,873    2,790,706      218,029      381,436                   124,583
     Total Deferred Credits               2,943,302      636,873    2,790,706      218,029      381,436                   124,583
Accumulated deferred taxes               (3,834,580)                  956,685
(3,750,240)
Commitments and contingencies
  Total Liabilities and Capitalization  188,351,347  $76,255,941  $188,063,126  $2,954,698   $4,446,364   $1,117,310   $7,370,536
      () Denotes Contra
      The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS (Continued)
DECEMBER 31, 1997

LIABILITIES
                                            EUA        EUA          EUA       EUA        EUA        EUA        EUA        EUA
                                          Cogenex    Citizens     Cogenex     MUPA     WestCoast    FRC II    EC&S I     EC&S II
                                           Canada  Corporation      West     (Part.)    (Part.)    (Part.)   (Part.)    (Part.)
Capitalization:
 Common equity                             $860,865   $223,553  $5,170,109  $           $        $           $            $
 Non-redeemable preferred stock
   subsidiaries
 Redeemable preferred stock of
   subsidiaries - net                                       75
 Preferred stock redemption cost
 Partnerships' capital                                                       23,933   1,249,677  939,736  12,636,787   16,335,112
 Long-term debt - net
   Total Capitalization                     860,865    223,628   5,170,109   23,933   1,249,677  939,736  12,636,787   16,335,112
Current Liabilities:
   Preferred stock sinking fund requir.
   Long-term debt due within one year
   Notes payable                          3,146,175  5,428,000   7,787,817                                    17,099
   Accounts payable                         648,593    222,159     319,186                1,917               89,400      518,214
   Accounts payable - associated comp.    2,591,231    425,542   1,312,842
   Customer deposits                                                                                          63,276      164,710
   Taxes accrued                            148,168         59      22,271
   Interest accrued                                    175,974     263,310
   Other current liabilities                            36,844       1,408              417,410               65,905      323,501
     Total Current Liabilities            6,534,167  6,288,578   9,706,834              419,327              235,680    1,006,425
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                    61,529     33,370     (19,478)                                   (5,000)
   (5,000)
     Total Deferred Credits                  61,529     33,370     (19,478)                                   (5,000)
(5,000)
Accumulated deferred taxes                              66,445  (1,107,470)
Commitments and contingencies
  Total Liabilities and Capitalization   $7,456,561 $6,612,021 $13,749,995  $23,933  $1,669,004 $939,736 $12,867,467  $17,336,537

         ( ) Denotes Contra

      The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION
DECEMBER 31, 1997


                                            EUA                       EUA          EUA          EUA          EUA          EUA
                                          Cogenex                   Cogenex        Nova         Day      Day I &  II      NEM
                                        Consolidated Eliminations Corporation   (Division)   (Division)   (Division)      Inc.
Common Equity:
   Common Shares, $.01 par value               $100       $1,400         $100                                              $1,100
   Other Paid-In Capital                 47,125,407   16,024,016   46,027,875                 1,097,532                10,502,050
   Retained Earnings                        477,171   32,197,073    2,659,709   (1,499,286)     292,183     (886,734)     190,866
      Total Common Equity                47,602,678   48,222,489   48,687,684   (1,499,286)   1,389,715     (886,734)  10,694,016
Non-Redeemable Preferred:
   $.01 par value, 7,500 shares (1)              75
      Total Non-Redeemable                       75
Long-Term Debt:
   Unsecured Notes:
   7.00% due 2000                        50,000,000                50,000,000
   9.6% due 2001                         12,800,000                12,800,000
   10.56% due 2005                       28,000,000                28,000,000
                                         90,800,000                90,800,000
Less portion due within one year          6,700,000                 6,700,000
   Total Long-Term Debt                  84,100,000                84,100,000
   Total Capitalization                 $131,702,753 $48,222,489  $132,787,684 ($1,499,286)  $1,389,715    ($886,734) $10,694,016

   (1 The Preferred Stock shall be entitled to an annual dividend per share at a rate equal to 33% of the net income of Citizens Conservation Services divided by 7,500.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION (Continued)
DECEMBER 31, 1997


                                            EUA        EUA        EUA       EUA          EUA       EUA        EUA          EUA
                                          Cogenex    Citizens   Cogenex     MUPA      West Coast  FRC II     EC&S I      EC &S II
                                           Canada    Corpor.     West     (Part.)    (Part.)     (Part.)    (Part.)    (Part.)
Common Equity:
   Common Shares, $.01 par value               $100     $100        $100
   Other Paid-In Capital                                       5,521,966
   Retained Earnings                        860,765  223,453    (351,957)  23,933    1,249,677   939,736   12,636,787
   16,335,112
      Total Common Equity                   860,865  223,553   5,170,109   23,933    1,249,677   939,736   12,636,787
16,335,112
Non-Redeemable Preferred:
   $.01 par value, 7,500 shares (1)                       75
      Total Non-Redeemable                                75
Long-Term Debt:
   Unsecured Notes:
   7.00% due 2000
   9.6% due 2001
   10.56% due 2005

Less portion due within one year
   Total Long-Term Debt
   Total Capitalization                    $860,865 $223,628  $5,170,109  $23,933   $1,249,677  $939,736  $12,636,787
   $16,335,112

      (1 The Preferred Stock shall be entitled to an annual dividend per share at a rate equal to 33% of the net income of Citizens Conservation Services divided by 7,500.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997


                                      EUA                       EUA          EUA          EUA          EUA          EUA
                                    Cogenex                   Cogenex        Nova         Day      Day I &  II      NEM
                                  Consolidated Eliminations Corporation   (Division)   (Division)   (Division)      Inc.

Operating Revenues                $61,320,922   $1,924,494  $22,974,941   $5,289,037   $6,056,082     $118,358   $3,633,976
Operating Expenses:
   Operation                       48,761,373    2,104,494   19,767,304    6,749,323    5,360,934      744,189       43,794
   Maintenance                        792,413                   106,818       14,543                                 21,677
   Voluntary  Retirement Offer         81,102                    81,102
   Depreciation and amortization   10,310,118                 5,078,569      117,375       61,571      194,940      717,075
   Taxes - Other than income          678,203                   206,552      169,318      195,263       34,173          407
              - Income (credit)    (3,517,966)               (4,484,744)                                            683,818
              - Deferred              867,190                   544,854                                             287,640
      Total Operating Expenses     57,972,433    2,104,494   21,300,455    7,050,559    5,617,768      973,302    1,754,411
         Operating Income           3,348,489     (180,000)   1,674,486   (1,761,522)     438,314     (854,944)   1,879,565
Other Income and Deductions:
   Interest and dividend income     7,367,919    1,258,666    7,333,846        6,298
   Equity in earnings of jointly-
     owned companies                 (110,631)   3,870,053    3,759,422
   Other (deductions) income - net   (274,021)     180,000     (125,295)     208,927           75                    (9,268)
     Total Other Income             6,983,267    5,308,719   10,967,973      215,225           75                    (9,268)
       Income (Loss) Before
         Interest charges          10,331,756    5,128,719   12,642,459   (1,546,297)     438,389     (854,944)   1,870,297
Interest Charges:
   Interest on long-term debt       8,803,555      116,657    8,803,555
   Amortization of debt expense
    and premium                       148,050                   148,050
   Other interest expense
   (principally short-term notes)   1,673,264      931,013    1,470,945       61,879       95,610       31,790
   Allowance for borrowed funds
     used during
     construction - (credit)         (495,136)     210,996     (134,241)
       Total Interest Charges      10,129,733    1,258,666   10,288,309       61,879       95,610       31,790
         Net Income (Loss) before
          preferred return            202,023    3,870,053    2,354,150   (1,608,176)     342,779     (886,734)   1,870,297
Preferred Return Requirement
         Net (Loss) Income           $202,023   $3,870,053   $2,354,150  ($1,608,176)    $342,779    ($886,734)  $1,870,297

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997 (Continued)


                                       EUA          EUA          EUA        EUA       EUA        EUA     EUA          EUA
                                     Cogenex      Citizens     Cogenex      MUPA    WestCoast  FRC II   EC&S I      EC&S II
                                      Canada    Corporation      West    (Part.)  (Part.)     (Part.)   (Part.)    (Partnership)

Operating Revenues                  $3,168,361 $5,852,648 $6,377,835           $    $474,739   $7,400   $3,662,546  $5,629,493
Operating Expenses:
   Operation                         2,884,966  4,911,579  6,556,371      848,592     70,033    6,019    1,181,155   1,741,608
   Maintenance                                        (41)      (649)          82     33,277    2,384      106,844     507,478
   Voluntary  Retirement Offer
   Depreciation and amortization           (29)   396,965    619,514                 350,608               728,493   2,045,037
   Taxes - Other than income                       10,321     62,169
              - Income (credit)        447,855     84,163   (249,059)
              - Deferred                           50,788    (16,092)
      Total Operating Expenses       3,332,792  5,453,775  6,972,255      848,674    453,918    8,403    2,016,492   4,294,123
         Operating Income             (164,431)   398,873   (594,420)    (848,674)    20,821   (1,003)   1,646,054   1,335,370
Other Income and Deductions:
   Interest and dividend income        977,018      4,555    300,091                    (345)                            5,122
   Equity in earnings of jointly-
     owned companies
   Other (deductions) income - net     (61,718)       (54)    (4,034)               (100,202)               (1,226)     (1,226)
     Total Other Income                915,300      4,501    296,057                (100,547)               (1,226)      3,896
       Income (Loss) Before Interest
        Charges                        750,869    403,374   (298,363)    (848,674)   (79,726)  (1,003)   1,644,828   1,339,266
Interest Charges:
   Interest on long-term debt                                              12,035      6,476                23,880      74,266
   Amortization of debt expense
    and premium
   Other interest expense
    (principally
     short-term notes)                 163,240    296,676    484,137
   Allowance for borrowed funds
    used during
     construction - (credit)                      (89,506)   (60,393)
       Total Interest Charges          163,240    207,170    423,744       12,035      6,476                23,880      74,266
         Net Income (Loss) before
          preferred return             587,629    196,204   (722,107)    (860,709)   (86,202)  (1,003)   1,620,948   1,265,000
Preferred Return Requirement
         Net (Loss) Income            $587,629   $196,204  ($722,107)   ($860,709)  ($86,202) ($1,003)  $1,620,948  $1,265,000


The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997


                                      EUA                       EUA          EUA          EUA          EUA          EUA
                                    Cogenex                   Cogenex        Nova         Day      Day I &  II      NEM
                                  Consolidated Eliminations Corporation   (Division)   (Division)   (Division)      Inc.
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                    $202,023   $3,870,053   $2,354,150  ($1,608,176)    $342,779    ($886,734)  $1,870,297
Adjustments to Reconcile Net Income
  (Loss) to Net Cash Provided by
  Operating Activities:
  Depreciation and amortization    11,007,249      (18,701)   5,354,110      132,953       75,146      443,911      779,571
  Deferred taxes                    1,118,863      (19,960)     776,567                                             287,640
  Gains on sales of investments
     in energy savings
     projects paid for with
      notes and leases receivable  (1,982,534)    (461,279)  (1,084,245)
  Non - cash costs of energy
     savings project sales         17,975,221   (2,472,596)   9,056,593
  Pension liability                  (266,943)                 (190,463)     (76,480)
  Amortization of deferred revenues  (156,254)                   70,333                                            (242,317)
  Collections and sales of project
    notes and leases receivable    19,148,454                17,653,024
  Undistributed Equity earnings
    of subsidiaries                              3,089,010    3,089,010
  Other - net                       1,504,753   (4,056,780)  (5,042,764)    (136,367)     430,490                  (881,534)
Net Changes to Working Capital:
    Accounts receivable            (2,699,592)   2,078,679   (1,767,610)     357,208       21,868                  (341,627)
    Materials and supplies             65,880      312,766                   520,195      357,232     (411,194)
    Accounts payable                 (762,889)  (1,805,091)  (1,227,647)      52,491     (138,047)      15,000      (54,407)
    Accrued taxes                    (148,685)     (37,736)      30,739        4,587       16,761
    Accrued interest               (1,215,641)     628,249   (1,215,640)      61,564       99,768       27,632
    Other - net                       705,915   (2,536,078)  (1,672,704)     (34,892)         535
    Net Cash Provided from (Used
     in) Operating Activities      44,495,820   (1,429,464)  26,183,453     (726,917)   1,206,532     (811,385)   1,417,623
CASH FLOW FROM INVESTING ACTIVITIES
    Expenditures for investments
      in energy savings project   (51,290,101)   1,856,307  (33,341,455)    (452,501)  (1,271,428)  (1,150,027)        (106)
    Collections on notes and
      leases receivable            10,075,583      (33,776)   8,405,922                    16,084
     Net Cash Provided from (Used
     in) Investing Activities     (41,214,518)   1,822,531  (24,935,533)    (452,501)  (1,255,344)  (1,150,027)        (106)
CASH FLOW FROM FINANCING ACTIVITIES
   Redemption:
         Long-term debt           (21,700,000)              (21,700,000)
         Dividends declared                     (1,610,000)                                                      (1,610,000)
      Partner's contribution
      (withdrawal)                              (1,655,488)
     Net increase (decrease) in
       short-term debt             18,228,836    2,872,421   19,627,000      996,500      (95,000)   1,961,412        8,222
     Net Cash Provided from
     (Used in) Financing Activ.    (3,471,164)    (393,067)  (2,073,000)     996,500      (95,000)   1,961,412   (1,601,778)
NET (DECREASE) INCREASE IN CASH      (189,862)                 (825,080)    (182,918)    (143,812)                 (184,261)
Cash and temporary cash investment
  at beginning of year              4,662,227                 1,543,211      141,129      293,539                   568,629
Cash and temporary cash investment
  at end of year                   $4,472,365           $      $718,131     ($41,789)    $149,727           $      $384,368
Cash paid during the year for:
 Interest (net of amounts capit.) $14,470,654               $14,470,654                        $
 Income Taxes                        $769,518                 ($137,266)                                           $735,678
Conversion of investments in
       energy savings projects
       to notes and leases receiv. $5,403,860                $2,592,497
( ) Denotes contra

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997 (Continued)


                                       EUA         EUA          EUA      EUA            EU         EUA        EUA       EUA
                                     Cogenex     Citizens     Cogenex    MUPA         WestCoast    FRC II    EC&S I    EC&S II
                                     Canada     Corporation   West     (Part.)       (Partnership (Part.)   (Part.)   (Part.)
CASH FLOW FROM OPERATING ACTIVITIES
Net Income (Loss)                   $587,629    $196,204   ($722,107)  ($860,709)   ($86,202)   ($1,003) $1,620,948  $1,265,000
Adjustments to Reconcile Net Income
  (Loss) to Net Cash Provided by
   Operating Activities
    Depreciation and amortization                396,658     619,514                 391,573                733,592   2,061,520
    Deferred taxes                                50,788     (16,092)
    Gains on sales of investments in
     energy savings
       projects paid for with
       notes and leases receivable                          (369,910)                                      (963,059)    (26,599)
    Non - cash costs of energy
     savings project sales                     1,578,359   3,276,877                                                  1,590,796
    Pension liability
    Amortization of deferred
     revenues                        (14,769)     30,499
    Collections and sales of project
     notes and leases receivable                             812,460                  40,637                138,837     503,496
    Undistributed Equity earnings
      of subsidiaries
    Other - net                      311,987    (111,023)    838,401     894,638   1,108,102                 36,043
Net Changes to Working Capital:
    Accounts receivable           (1,264,182) (2,209,426)  2,652,658     286,034     214,960    242,738    (125,194)  1,311,660
    Materials and supplies                                   (87,587)
    Accounts payable                 540,926     189,038    (100,105) (1,086,194)    (67,815)  (748,961)    (48,770)    106,511
    Accrued taxes                   (188,192)     (3,291)     (9,289)                (37,736)
    Accrued interest                             175,974     263,310
    Other - net                       (1,847)    (28,739)    (61,388)     (7,321)     (2,830)  (103,600)     74,128       8,495
    Net Cash Provided from (Used
    In) Operating Activities         (28,448)    265,041   7,096,742    (773,552)  1,560,689   (610,826)  1,466,525   6,820,879
CASH FLOW FROM INVESTING ACTIVITIES
    Expenditures for investments
      in energy savings projects    (327,849) (2,815,318) (7,661,403)                 (1,418)              (930,164) (1,482,125)
    Collections on notes and
       leases receivable           1,591,032                                          28,769
     Net Cash Provided from (Used
      in) Investing Activities     1,263,183  (2,815,318) (7,661,403)                 27,351               (930,164) (1,482,125)
CASH FLOW FROM FINANCING ACTIVITIES
   Redemption:
         Long-term debt
         Dividends declared
      Partner's contr. (withdrawal)                                     773,249  (2,041,957)   842,868     241,145   (1,470,793)
     Net increase (decrease) in
       short-term debt             (502,125) 1,966,718      634,608                                       (218,401)  (3,277,677)
     Net Cash Provided from (Used
       in) Financing Activities    (502,125) 1,966,718      634,608     773,249  (2,041,957)   842,868      22,744   (4,748,470)
NET (DECREASE) INCREASE IN CASH     732,610   (583,559)      69,947        (303)   (453,917)   232,042     559,105      590,284
Cash and temporary cash investments
  at beginning of year               50,242    162,730      169,458         487   1,114,874    118,932      85,595      413,401
Cash and temporary cash investments
   at end of year                  $782,852  ($420,829)    $239,405        $184    $660,957   $350,974    $644,700   $1,003,685
Cash paid during the year for:
 Interest (net of amounts capitalized)
 Income Taxes                                  ($7,921)    $179,027
Conversion of investments in energy
savings projects
       to notes and leases rec.    $185,959              $1,688,944                                       $963,059     ($26,599)
( ) Denotes contra

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
DECEMBER 31, 1997



                                      EUA                       EUA          EUA          EUA          EUA          EUA
                                    Cogenex                   Cogenex        Nova         Day      Day I &  II      NEM
                                  Consolidated Eliminations Corporation   (Division)   (Division)   (Division)      Inc.

Balance of retained earnings at
    beginning of year                $275,148  $16,100,956     $305,556     $108,889     ($50,598)          $     ($229,430)
Additions:
   Net Income (Loss)                  202,023    3,870,053    2,354,151   (1,608,175)     342,780     (886,734)   1,870,296
   Partners Capital contribution                16,023,294
   Total                              477,171   35,994,303    2,659,707   (1,499,286)     292,182     (886,734)   1,640,866
Deductions:
   Dividends:
   Common - subsidiaries                         1,450,000                                                        1,450,000
   Partners withdrawals                          2,135,042
   Other deductions                                212,190
   Total                                         3,797,232                                                        1,450,000
Balance of retained earnings at
    end of period                     477,171   32,197,071    2,659,707   (1,499,286)     292,182     (886,734)     190,866

Other Paid-In Capital at beginning
     of year                       47,273,465   15,866,802   46,175,933                 1,097,532                11,502,050
Additions:
   Other                                         1,157,214
   Total                           47,273,465   17,024,016   46,175,933                 1,097,532                11,502,050

Deductions:
   Foreign currency translation
     adjustments                      148,058                   148,058
   Return of Capital                             1,000,000                                                        1,000,000
   Total                              148,058    1,000,000      148,058                                           1,000,000
Other Paid-In Capital at end of
   period                         $47,125,407  $16,024,016  $46,027,875                $1,097,532               $10,502,050

   ( ) Denotes Contra
The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL (Continued)
DECEMBER 31, 1997



                                       EUA          EUA          EUA       EUA          EUA      EUA       EUA          EUA
                                     Cogenex      Citizens     Cogenex    MUPA      West Coast  FRC II    EC&S I      EC &S II
                                      Canada     Corporation    West    (Part.)    (Part.)     (Part.)    (Par.)       (Part.)

Balance of retained earnings at
   beginning of year                  $485,327   $27,251     $370,150  ($691,932)  $2,454,600  $97,870   $5,594,898   $7,903,523
Additions:
   Net Income (Loss)                   587,628   196,202     (722,107)  (860,709)     (86,203)  (1,002)   1,620,949    1,265,000
   Partners Capital contribution                                       1,576,574       16,322  842,869    5,420,940    8,166,589
   Total                             1,072,955   223,453     (351,957)    23,933    2,384,719  939,737   12,636,787   17,335,112
Deductions:
   Dividends:
   Common - subsidiaries
   Partners withdrawals                                                             1,135,042                          1,000,000
   Other deductions                    212,190
   Total                               212,190                                      1,135,042                          1,000,000
Balance of retained earnings at
   end of period                       860,765   223,453     (351,957)    23,933    1,249,677  939,737   12,636,787   16,335,112

Other Paid-In Capital at beginning
     of year                                                4,364,752
Additions:
   Other                                                    1,157,214
   Total                                                    5,521,966

Deductions:
   Foreign currency translation adjust.
   Return of Capital
   Total
Other Paid-In Capital at end of period                     $5,521,966

   ( ) Denotes Contra
The accompanying notes are an integral part of the financial statements.

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1997


                                          EUA                       EUA
                                         Energy                    Energy                    Eastern                     EUA
                                       Investment                Investment     EUA          Unicord        EUA      Compression
ASSETS                                Consolidated Eliminations Corporation Transcapacity  Corporation     Bioten      Services

Utility plant and other investments:
 Non-utility property                  $1,939,721       $            $        $1,939,721       $            $            $
 Less accumulated provision for
  depreciation                          1,216,439                              1,216,439

 Net non-utility property                 723,282                                723,282
 Investments in subs. (at equity)       4,805,390   (9,015,056)  (5,438,282)                  317,539      706,630      204,447
 Other investments & notes receiv.        161,843                    50,917        3,274                    89,453       18,199

 Total Utility Plant and Other Invest.  5,690,515   (9,015,056)  (5,387,365)     726,556      317,539      796,083      222,646

Current Assets:
    Cash and temporary cash investments   422,789                     1,905      420,884
    Notes receivable                    9,887,451   21,549,565   23,974,565                              7,462,451
    Accounts receivable  - Net          1,725,177                  (150,847)   1,229,171          456      613,294       33,103
    Accounts receivable - associated
      companies                                         47,774       46,588                     1,186
    Other current assets                1,347,684      883,524    1,000,347       49,971                 1,180,890

        Total Current Assets           13,383,101   22,480,863   24,872,558    1,700,026        1,642    9,256,635       33,103

Deferred Debits:
    Other deferred debits                 798,215                   787,460       10,755

        Total Deferred Debits             798,215                   787,460       10,755

    Total assets                      $19,871,831  $13,465,807  $20,272,653   $2,437,337     $319,181  $10,052,718     $255,749

    ( ) Denotes Contra

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1997

                                         EUA                       EUA
                                        Energy                    Energy                   Eastern                     EUA
                                      Investment                Investment      EUA        Unicord        EUA      Compression
LIABILITIES                          Consolidated Eliminations Corporation Transcapacity  Corporation     Bioten      Services


Capitalization:
    Common equity                    ($16,781,735 ($9,015,056) ($16,781,735 ($6,233,748) ($1,840,592)   ($880,085)    ($60,631)

      Total Capitalization           (16,781,735)  (9,015,056) (16,781,735)  (6,233,748)  (1,840,592)    (880,085)     (60,631)

Current Liabilities:
  Notes Payable                       37,846,824   21,549,565   37,791,752    9,585,262    2,245,095    9,498,543      275,737
  Accounts payable                        18,563                       594       17,969
  Accounts payable - assoc. comp.         68,988       47,774       26,409       18,527        2,120       37,575       32,131
  Interest accrued                       497,879      883,524      497,879       94,975       20,691      759,346        8,512
  Other current liabilities              171,929                                171,929

    Total Current Liabilities         38,604,183   22,480,863   38,316,634    9,888,662    2,267,906   10,295,464      316,380

Deferred Credits:
    Minority Interest (Loss)          (1,156,669)                            (1,156,669)

      Total Deferred Credits          (1,156,669)                            (1,156,669)

Accumulated deferred taxes              (793,948)               (1,262,246)     (60,908)    (108,133)     637,339

Commitments and conting. (Note J)

  Total liabilities and capital.     $19,871,831  $13,465,807  $20,272,653   $2,437,337     $319,181  $10,052,718     $255,749

    ( ) Denotes Contra

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF CAPITALIZATION
DECEMBER 31, 1997

                                         EUA                       EUA
                                        Energy                    Energy                   Eastern                     EUA
                                      Investment                Investment      EUA        Unicord        EUA      Compression
                                     Consolidated Eliminations Corporation  Transcapacity Corporation     Bioten      Services

Common Equity:
    Common shares                             $1           21           $1          $10          $10           $1
    Other paid-in capital                    999    1,001,089          999    1,000,090          990            9
    Accumulated Deficit              (16,782,735) (10,016,166) (16,782,735)  (7,233,848)  (1,841,592)    (880,095)     (60,631)

      Total Common Equity            (16,781,735)  (9,015,056) (16,781,735)  (6,233,748)  (1,840,592)    (880,085)     (60,631)

      Total Capitalization           ($16,781,735 ($9,015,056) ($16,781,735 ($6,233,748) ($1,840,592)   ($880,085)    ($60,631)

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1997

                                         EUA                       EUA
                                        Energy                    Energy                   Eastern                     EUA
                                      Investment                Investment      EUA        Unicord        EUA      Compression
                                     Consolidated Eliminations Corporation Transcapacity  Corporation     Bioten      Services

Operating  Revenues                     $496,012     $            $            $496,012     $            $            $
Operating Expenses:
    Operation                          3,825,116                   503,905    3,248,291                    61,104       11,816
    Maintenance                            5,413                     5,413
    Voluntary Retirement Incentive        25,573                    25,573
    Depreciation and amortization        498,155                    19,570      441,161                    35,781        1,643
    Taxes - Other than income             13,130                    10,112        1,220                     1,782           16
    Income Taxes - Current (credit)   (1,322,019)                 (642,994)    (679,025)
                 - Deferred (credit)     107,851                    67,683     (373,143)                  413,311

       Total Operating Expenses        3,153,219                   (10,738)   2,638,504                   511,978       13,475

          Operating Income (Loss)     (2,657,207)                   10,738   (2,142,492)                 (511,978)     (13,475)

Other Income and Deductions:
    Interest and dividend income       1,480,124      632,121      926,247        5,107                 1,180,891
    Equity in earnings of jointly-
    owned companies                   (1,250,838)  (2,526,998)  (2,815,045)                              (891,501)     (71,290)
    Other income (deductions) - net      710,012                   101,113                                576,252       32,647

      Total Other Income                 939,298   (1,894,877)  (1,787,685)       5,107                   865,642      (38,643)

       (Loss) Before Interest Charge  (1,717,909)  (1,894,877)  (1,776,947)  (2,137,385)                  353,664      (52,118)

Interest Charges:
    Other interest expense (princ.
      short-term notes)                2,023,496      632,121    1,964,458      (76,726)                  759,372        8,513
    Allowance for borrowed funds
       used during construction

        Total Interest Charges         2,023,496      632,121    1,964,458      (76,726)                  759,372        8,513

Net (Loss)                            (3,741,405)  (2,526,998)  (3,741,405)  (2,060,659)                 (405,708)     (60,631)

        (Loss) Available for Common
          Shareholders               ($3,741,405) ($2,526,998) ($3,741,405) ($2,060,659)          $     ($405,708)    ($60,631)

EUA Energy Common Shares outstanding         100

Loss per share                       ($37,414.05)

    ( ) Denotes Contra

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1997


                                         EUA                       EUA
                                        Energy                    Energy                   Eastern                     EUA
                                      Investment                Investment      EUA        Unicord        EUA      Compression
                                     Consolidated Eliminations Corporation  Transcapacity Corporation     Bioten      Services

CASH FLOW FROM OPERATING ACTIVITIES:
Net (Loss)                           ($3,741,405) ($2,526,998) ($3,741,405) ($2,060,659)      $         ($405,708)    ($60,631)
Adjustments to Reconcile Net
  Income (Loss)
  to Net Cash Provided by Operating
           Activities:
    Depreciation and Amortization        484,221                    14,903      431,894                    35,781        1,643
    Deferred Taxes                        18,979                   (25,299)    (373,143)                  417,421
    Other - Net                          929,664    2,526,998    2,494,260         (390)                  891,502       71,290
Changes in Op. Assets and Liabilities:
    Accounts receivable                 (119,443)      43,398       (9,868)     364,507                  (397,581)     (33,103)
    Notes receivable                  (5,170,000)  (5,783,894)  (7,208,894)                            (3,745,000)
    Accounts payable                      18,041       44,418       (2,960)       5,593                    27,695       32,131
    Accrued taxes
    Other - net                       (1,211,370)     (87,817)    (904,362)      18,207                  (421,544)       8,512

     Net Cash (Used In) Provided from
       Operating Activities           (8,791,313)  (5,783,895)  (9,383,625)  (1,613,991)               (3,597,434)      19,842

CASH FLOW FROM INVESTING ACTIVITIES:
    Construction expenditures           (267,790)                              (247,947)                               (19,843)
    Increase in Other Investments       (275,737)                                                                     (275,737)

     Net Cash (Used in) Investing Act.  (543,527)                              (247,947)                              (295,580)

CASH FLOW FROM FINANCING ACTIVITIES:
Net increase in short-term debt        9,370,000    5,783,894    9,370,000    1,910,723                 3,597,434      275,737

       Net Cash Provided From
         Financing Activities          9,370,000    5,783,894    9,370,000    1,910,723                 3,597,434      275,737

NET (DECREASE) INCREASE IN CASH           35,160                   (13,625)      48,785
Cash and temporary cash investments
   at beginning of year                  387,629                    15,530      372,099
Cash and temporary cash investments
   at end of year                       $422,789                    $1,905     $420,884

Cash paid during the year for:
   Interest (Net of amounts Capit.)   $1,904,522     $441,176   $1,904,522     $441,176           $            $
   Incomes Taxes (Refund)            ($1,899,457)                ($590,439) ($1,127,266)        $619    ($182,827)        $456
( ) Denotes Contra

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF RETAINED
EARNINGS AND OTHER PAID-IN CAPITAL
DECEMBER 31, 1997

                                         EUA                       EUA
                                        Energy                    Energy                   Eastern                     EUA
                                      Investment                Investment      EUA        Unicord        EUA      Compression
                                     Consolidated Eliminations Corporation  Transcapacity  Corporation     Bioten      Services
Accumulated deficit at beginning
     of year                        ($13,041,330 ($7,489,168) ($13,041,330 ($5,173,189) ($1,841,592)   ($474,387)     $
Additions:
      Net Income (Loss)               (3,741,405) ($2,526,998)  (3,741,405)  (2,060,659)                 (405,708)     (60,631)

Accumulated deficit at end of period ($16,782,735 ($10,016,166 ($16,782,735 ($7,233,848) ($1,841,592)   ($880,095)    ($60,631)

    ( ) Denotes Contra

Notes to Consolidated Financial Statements
December 31, 1997

(A) Nature of Operations and Summary of Significant Accounting Policies:

General: Eastern Utilities Associates (EUA) is a diversified energy services holding company. Its subsidiaries are principally engaged in the generation, transmission, distribution and sale of electricity; energy related services such as energy management; and promoting the conservation and efficient use of energy.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation: The consolidated financial statements include the accounts of EUA and all subsidiaries. All material intercompany transactions between the consolidated subsidiaries have been eliminated.

System of Accounts: The accounts of EUA and its consolidated subsidiaries are maintained in accordance with the uniform system of accounts prescribed by the regulatory bodies having jurisdiction.

Jointly Owned Companies:   Montaup Electric Company (Montaup) follows the
equity method of accounting for its stock ownership investments in jointly owned companies including four regional nuclear generating companies. Montaup's investments in these nuclear generating companies range from 2.5% to 4.5%. Three of the four facilities have been permanently shut down and are in the process of decommissioning. Montaup is entitled to electricity produced from the remaining facility based on its ownership interest and is billed for its entitlement pursuant to a contractual agreement which is approved by the Federal Energy Regulatory Commission (FERC).

In December 1996, the Board of Directors of Connecticut Yankee voted to retire the generating station. Connecticut Yankee certified to the Nuclear Regulatory Commission (NRC) that it had permanently closed power generation operations and removed fuel from the reactor. Montaup has a 4.5% equity ownership in Connecticut Yankee. Montaup's share of the total estimated costs for the permanent shutdown, decommissioning, and recovery of the investment in Connecticut Yankee is approximately $27.4 million and is included with Other Liabilities on the Consolidated Balance Sheet as of December 31, 1997. Also, due to recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets. The recovery of this estimated amount, elements of which have been disputed by certain intervening parties, is subject to approval of FERC. Montaup cannot predict the ultimate outcome of FERC's review.

In August 1997, as the result of an economic evaluation, the Maine Yankee Board of Directors voted to permanently close that nuclear plant. Montaup has a 4.0% equity ownership in Maine Yankee. Montaup's share of the total estimated costs for the permanent shutdown, decommissioning, and recovery of the remaining investment in Maine Yankee is approximately $35.4 million and is included with Other Liabilities on the Consolidated Balance Sheet as of December 31, 1997. Also, due to recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets. The recovery of this estimated amount, elements of which have been disputed by certain intervening parties, is subject to approval of FERC. Montaup cannot predict the ultimate outcome of FERC's review.

Montaup also has a stock ownership investment of 3.27% in each of two companies which own and operate certain transmission facilities between the Hydro Quebec electric system and New England.

EUA Ocean State Corporation (EUA Ocean State) follows the equity method of accounting for its 29.9% partnership interest in the Ocean State Power Project
(OSP). Also, EUA Energy Investment follows the equity method of accounting for its 40% partnership interest in BIOTEN, G.P. and for its 20% stock ownership in Separation Technologies, Inc. These ownership interests and Montaup's stock ownership investments are included in "Investments in Jointly Owned Companies" on the Consolidated Balance Sheet.

Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. On a consolidated basis, provisions for depreciation on utility plant was equivalent to a composite rate of approximately 3.6% in 1997 based on the average depreciable property balances at the beginning and end of each year. Beginning in 1998, coincident with billing a contract termination charge (CTC) to its retail affiliates, Montaup will commence depreciating its investment in generation related assets recoverable through the CTC over a twelve-year period. Non-utility property and equipment of EUA Cogenex Corporation (EUA Cogenex) is stated at original cost. For financial statement purposes, depreciation on office furniture and equipment, computer equipment and real property is computed on the straight-line method based on estimated useful lives ranging from five to forty years. Project equipment is depreciated over the term of the applicable contracts or based on the estimated useful lives, whichever is shorter, ranging from five to fifteen years.

Other Assets: The components of Other Assets at December 31, 1997 are detailed as follows:

($ in thousands)                                  1997
Regulatory Assets:
     Unamortized losses on reacquired debt     $   12,299
     Unrecovered plant and
              decommissioning costs                68,345
     Deferred FAS 109 costs (Note B)               57,732
     Deferred FAS 106 costs                         3,310
     Mendon Road judgment (Note J)                  6,154
     Other regulatory assets                       15,524
     Total regulatory assets                      163,364
Other deferred charges and assets:
     Split dollar life insurance premiums          15,502
     Unamortized debt expenses                      3,954
     Goodwill                                       6,642
     Other                                         23,045
     Total Other Assets                          $212,507

Regulatory Accounting: Blackstone Valley Electric Company (Blackstone), Eastern Edison Company (Eastern Edison), Newport Electric Corporation (Newport) and Montaup, together referred to as EUA's Core Electric companies, are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities which defer the current financial impact of certain costs that are expected to be recovered in future rates. In light of approved restructuring settlement agreements and restructuring legislation in both Massachusetts and Rhode Island, EUA has determined that Montaup no longer will apply the provisions of Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 71 (FAS71), "Accounting for the Effects of Certain Types of Regulation" for the generation portion of its business. Due to the recoverability of regulatory assets granted in the approved restructuring plans, EUA believes that the discontinuation of FAS71 for the generation portion of Montaup's business will not have a material impact on EUA's results of operation or financial condition. EUA believes its transmission and retail distribution businesses continue to meet the criteria for continued application of FAS71.

Allowance for Funds Used During Construction (AFUDC) and Capitalized
Interest: AFUDC represents the estimated cost of borrowed and equity funds used to finance the EUA System's construction program. In accordance with regulatory accounting, AFUDC is capitalized as a cost of utility plant in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense. The combined rate used in calculating AFUDC was 8.0% in 1997. The caption "Allowance for Borrowed Funds Used During Construction" also includes interest capitalized for non-regulated entities in accordance with FASB Statement No. 34.

Operating Revenues: Utility revenues are based on billing rates authorized by applicable federal and state regulatory commissions. Eastern Edison, Blackstone and Newport (collectively, the Retail Subsidiaries) accrue the estimated amount of unbilled revenues at the end of each month to match costs and revenues more closely. Montaup recognizes revenues when billed. In 1998, Montaup and the Retail Subsidiaries also began accruing revenues consistent with provisions of approved settlement agreements and enabling state legislation.

EUA Cogenex's revenues are recognized based on financial arrangements established by each individual contract. Under paid-from-savings contracts, revenues are recognized as energy savings are realized by customers. Revenue from the sale of energy savings projects and sales-type leases are recognized when the sales are complete. Interest on the financing portion of the contracts is recognized as earned at rates established at the outset of the financing arrangement. All construction and installation costs are recognized as contract expenses when the contract revenues are recorded. In circumstances in which material uncertainties exist as to contract profitability, cost recovery accounting is followed and revenues received under such contracts are first accounted for as recovery of costs to the extent incurred.

Federal Income Taxes: EUA and its subsidiaries generally reflect in income the estimated amount of taxes currently payable, and provide for deferred taxes on certain items subject to temporary timing differences to the extent permitted by the various regulatory agencies. EUA's rate-regulated subsidiaries amortize previously deferred investment tax credits (ITC) over the productive lives of the related assets. Beginning in 1998, Montaup will amortize previously deferred ITC related to generation investments recoverable through the CTC over a twelve-year period.

Cash and Temporary Cash Investments: EUA considers all highly liquid investments and temporary cash investments with a maturity of three months or less when acquired to be cash equivalents.

NOTE B - INCOME AND DEFERRED TAXES:

Components of income and deferred tax expense for Eastern Utilities Associates and Subsidiary Companies for 1997 are as follows:

                                                                                        Blackstone
                                                                 Eastern      EUA        Valley    Newport    Eastern
                                           EUA                  Utilities   Service     Electric   Electric   Edison
                                        Consolidated  Elimin.   Associates  Corporation  Company    Company   Consolidated
Federal:
  Current                              $17,248,806   $258,569         $2    $368,832  $5,201,761 $1,596,060    $16,427,444
  Deferred                             ($4,900,411)  (178,195)  (235,705)   (201,098) (1,580,119)   114,475     (4,031,415)
  Investment Tax Credit, Net           ($1,120,071)                                     (180,711)    (3,960)      (935,400)
                                        11,228,324     80,374   (235,703)    167,734   3,440,931  1,706,575     11,460,629

State:
  Current                                3,621,725     13,542        132      33,287       3,579      2,350      3,505,029
  Deferred                                (628,306)                          110,660    (118,124)     4,327       (718,934)
                                         2,993,419     13,542        132     143,947    (114,545)     6,677      2,786,095


Charged to Operations (Federal & State) 14,221,743     93,916   (235,571)    311,681   3,326,386  1,713,252     14,246,724
Charged to Other Income:
  Current                                9,142,840             1,669,536                 142,939     (1,230)     1,175,866
  Deferred                                (788,355)               (7,061)                                         (219,303)
  Investment Tax Credit, Net               (81,360)                                                 (81,360)
          Total                        $22,494,868    $93,916 $1,426,904    $311,681  $3,469,325 $1,630,662    $15,203,287


Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates        $21,966,022    $32,871 $1,356,598    $205,167  $3,190,218 $1,551,209    $15,487,340
(Decrease) Increase In Tax From:
 Equity Component of AFUDC                ($56,531)                                                                (56,531)
 Depreciation of Equity AFUDC             ($12,350)                             (273)    255,603     80,578       (348,258)
 Amortization and Utilization of ITC   ($1,201,431)                                     (180,711)   (85,320)      (935,400)
 State Tax, Net of Federal Income
   Tax Benefit                          $2,092,330                    86      84,763     (74,454)     4,340      1,918,929
 Other                                   ($293,172)    61,045     70,220      22,024     278,669     79,855       (862,793)
         Total                         $22,494,868    $93,916 $1,426,904    $311,681  $3,469,325 $1,630,662    $15,203,287

NOTE B - INCOME AND DEFERRED TAXES:

Components of income and deferred tax expense for Eastern Utilities Associates and Subsidiary Companies for 1997 are as follows:

                                                         EUA         EUA                     EUA
                                           EUA          Energy      Energy        EUA     Telecomm-
                                          Cogenex      Investment   Services     Ocean     unications
                                         Consolidated  Consolidated Corporation  Corpor.   Corporation
Federal:
  Current                               ($3,605,606)   ($1,324,916)   $        ($1,142,841)  ($13,361)
  Deferred                                  773,425        107,851     (6,862)     (19,158)
  Investment Tax Credit, Net
                                         (2,832,181)    (1,217,065)    (6,862)  (1,161,999)   (13,361)

State:
  Current                                    87,639          2,896         72          283
  Deferred                                   93,765
                                            181,404          2,896         72          283


Charged to Operations (Federal & State)  (2,650,777)    (1,214,169)    (6,790)  (1,161,716)   (13,361)
Charged to Other Income:
  Current                                 2,985,638       (613,054)  (216,397)   3,999,542
  Deferred                                  231,713        (96,709)               (696,995)
  Investment Tax Credit, Net
          Total                            $566,574    ($1,923,932) ($223,187)  $2,140,831   ($13,361)


Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates            $269,009    ($1,982,868) ($202,122)  $2,137,703   ($13,361)
(Decrease) Increase In Tax From:
 Equity Component of AFUDC
 Depreciation of Equity AFUDC
 Amortization and Utilization of ITC
 State Tax, Net of Federal Income
    Tax Benefit                             154,204          2,483        344        1,635
 Other                                      143,361         56,453    (21,409)       1,493
            Total                          $566,574    ($1,923,932) ($223,187)  $2,140,831   ($13,361)

NOTE B - INCOME AND DEFERRED TAXES:

Components of income and deferred tax expense for Eastern Edison Company and Subsidiary for 1997 are as follows:

                                         Eastern        Eastern     Montaup
                                         Edison         Edison      Electric
                                         Consol.        Company     Company

Federal:
  Current                              $16,427,444     $13,217,961   $3,209,483
  Deferred                              (4,031,415)     (4,533,827      502,412
  Investment Tax Credit, Net              (935,400)       (307,248)    (628,152)
                                        11,460,629       8,376,886    3,083,743

State:
  Current                                3,505,029       2,613,519      891,510
  Deferred                                (718,934)       (817,132)      98,198
                                         2,786,095       1,796,387      989,708


Charged to Operations (Federal & State) 14,246,724      10,173,273    4,073,451
Charged to Other Income:
  Current                                1,175,866         453,143      722,723
  Deferred                                (219,303)                    (219,303)
               Total                   $15,203,287     $10,626,416   $4,576,871


Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates        $15,487,340     $10,001,368   $5,485,972
(Decrease) Increase In Tax From:
 Equity Component of AFUDC                 (56,531)                     (56,531)
 Depreciation of Equity AFUDC             (348,258)         72,961     (421,219)
 Amortization and Utilization of ITC      (935,400)       (307,248)    (628,152)
 State Tax, Net of Federal Income
    Tax Benefit                          1,918,929       1,216,464      702,465
 Other                                    (862,793)       (357,129)    (505,664)
            Total                      $15,203,287     $10,626,416   $4,576,871


NOTE B - INCOME AND DEFERRED TAXES:

Components of income and deferred tax expense for EUA Cogenex Corporation and Subsidiary Companies for 1997 are as follows:

                                            EUA                                       EUA
                                          Cogenex        EUA           Northeast   Citizens    EUA        EUA
                                        Corporation     Cogenex        Energy      Conserv.   Cogenex    Cogenex
                                        Consolidated    Corporation    Mgmt., Inc  Service    West       Canada
Federal:
  Current                               ($3,605,606)    ($4,543,004)   $683,600    $56,533  ($250,590)   $447,855
  Deferred                                  773,425         459,237     279,492     50,788    (16,092)
                                         (2,832,181)     (4,083,767)    963,092    107,321   (266,682)    447,855

State:
  Current                                    87,639          58,260         218     27,630      1,531
  Deferred                                   93,765          85,617       8,148
                                            181,404         143,877       8,366     27,630      1,531


Charged to Operations (Federal & State)  (2,650,777)     (3,939,890)    971,458    134,951   (265,151)    447,855
Charged to Other Income:
  Current                                 2,985,638       2,985,638
  Deferred                                  231,713         231,713
               Total                       $566,574       ($722,539)   $971,458   $134,951  ($265,151)   $447,855


Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates            $269,009       ($858,386)   $994,613   $115,904  ($345,541)   $362,419
(Decrease) Increase In Tax From:
    State Tax, Net of Federal Income
     Tax Benefit                            154,204         129,811       5,438     17,960        995
    Other                                   143,361           6,036     (28,593)     1,088     79,395     85,436
            Total                          $566,574       ($722,539)   $971,458   $134,951  ($265,151)  $447,855

NOTE B - INCOME AND DEFERRED TAXES:

Components of income and deferred tax expense for EUA Energy Investment Corporation and Subsidiary Companies for 1997 are as follows:

                                        EUA Energy      EUA                       EUA                    EUA
                                        Investment     Energy        EUA         Unicord      EUA      Compression
                                         Consol.       Corporation   Transcap.   Corpor.     Bioten    Services, Inc.
Federal:
  Current                              ($1,324,916)    ($644,475)   ($680,441)   $         $          $
  Deferred                                 107,851        67,683     (373,143)              413,311
                                        (1,217,065)     (576,792)  (1,053,584)              413,311

State:
  Current                                    2,896         1,480        1,416
                                             2,896         1,480        1,416


Charged to Operations (Federal & State) (1,214,169)     (575,312)  (1,052,168)              413,311
Charged to Other Income:
  Current                                 (613,054)                                        (580,407)    (32,647)
  Deferred                                 (96,709)     (100,819)                             4,110
               Total                   ($1,923,932)    ($676,131) ($1,052,168)   $        ($162,986)   ($32,647)


Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates        ($1,982,868)    ($661,685) ($1,089,489)   $        ($199,047)   ($32,647)
(Decrease) Increase In Tax From:
    State Tax, Net of Federal Income
      Tax Benefit                            2,483           962          920                   601
    Other                                   56,453       (15,408)      36,401                35,460
            Total                      ($1,923,932)    ($676,131) ($1,052,168)   $        ($162,986)   ($32,647)



(B) Income Taxes:

EUA adopted FASB Statement No. 109, "Accounting for Income Taxes" (FAS109), which requires recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of ratemaking treatment and provisions in the Tax Reform Act of 1986. Total deferred tax assets and liabilities for 1997 are comprised as follows ($ in thousands):

                  Deferred Tax                        Deferred Tax
                    Assets     ($ in thousands)       Liabilities

Plant Related                   Plant Related
Differences         $18,947     Differences               $191,274
NOL Carryforward     2,294      Refinancing Costs            1,406
Pensions             4,868        Pensions                   1,500
Acquisitions         3,650        Other                     13,236
Other               14,264          Total                 $207,416
Total              $44,023


As of December 31, 1997, EUA has recorded on its Consolidated Balance Sheet a regulatory liability to ratepayers of approximately $18.8 million. These amounts primarily represent excess deferred income taxes resulting from the reduction in the federal income tax rate and also include deferred taxes provided on investment tax credits. Also at December 31, 1997, a regulatory asset of approximately $57.7 million, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

(C) Capital Stock:

There was no change in the number of common shares outstanding during 1997.

In October 1995, FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" (FAS123). This Statement establishes a fair-value based method of accounting for stock compensation plans. As permitted, the Company accounts for its stock-based compensation, as discussed below, using the method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25).

The Company established a Restricted Stock Plan in 1989. Under the Restricted Stock Plan, executives and certain key employees may be granted restricted common shares of the Company. In 1997, approximately 95,000 shares of restricted common shares valued at approximately $2.4 million, were granted. The shares issued are restricted for a period ranging from two to five years and all shares are subject to forfeiture if specified employment services are not met. There are no exercise prices related to these share grants. During the applicable restriction period, the recipient has all the voting, dividend, and other rights of a record holder except that the shares are nontransferable. The annual compensation expense related to these grant awards was immaterial for 1997. There are no material differences in the Company recording its annual compensation expense under APB25 from the requirements under FAS123.

The preferred stock provisions of the Retail Subsidiaries place certain restrictions upon the payment of dividends on common stock by each company. At December 31, 1997, each company was in excess of the minimum requirements which would make these restrictions effective.

In the event of involuntary liquidation, the holders of non-redeemable preferred stock of the Retail Subsidiaries are entitled to $100 per share plus accrued dividends. In the event of voluntary liquidation, or if redeemed at the option of these companies, each share of the non-redeemable preferred stock is entitled to accrued dividends plus the following:

Company               Issue     Amount
Blackstone:     4.25% issue     $104.40
                5.60% issue      103.82
Newport:        3.75% issue      103.50

(D) Redeemable Preferred Stock:

Eastern Edison's 6 5/8% Preferred Stock issue is entitled to an annual mandatory sinking fund sufficient to redeem 15,000 shares commencing September 1, 2003. The redemption price is $100 per share plus accrued dividends. All outstanding shares of the 6 5/8% issue are subject to mandatory redemption on September 1, 2008, at a price of $100 per share plus accrued dividends. In the event of liquidation, the holders of Eastern Edison's 6 5/8% Preferred Stock are entitled to $100 per share plus accrued dividends.

(E) Long-Term Debt:

The various mortgage bond issues of Blackstone, Eastern Edison, and Newport are collateralized by substantially all of their utility plant. In addition, Eastern Edison's bonds are collateralized by securities of Montaup, which are wholly-owned by Eastern Edison, in the principal amount of approximately $236 million.

Blackstone's Variable Rate Demand Bonds are collateralized by an irrevocable Letter of Credit which expires on January 21, 1999. The letter of credit permits an extension of one year upon mutual agreement of the bank and Blackstone.

Newport's Variable Rate Electric Energy Facilities Revenue Refunding Bonds are collateralized by an irrevocable Letter of Credit which expires on January 6, 1999, and permits an extension of one year upon mutual agreement of the bank and Newport. EUA Service Corporation's (EUA Service) 10.2% Secured Notes due 2008 are collateralized by certain real estate and property of the company.

In September, EUA Cogenex used short-term borrowings to redeem $15 million of 7.22% Unsecured Notes at maturity.

The EUA System's aggregate amount of current cash sinking fund requirements and maturities of long-term debt, (excluding amounts that may be satisfied by available property additions) for each of the five years following 1997 are:
$72.5 million in 1998, $21.9 million in 1999, $62.5 million in 2000, $14.3 million in 2001 and $45.5 million in 2002.

EUA Cogenex was not in compliance with the interest coverage covenant contained in certain of its unsecured note agreements at December 31, 1997. EUA Cogenex has reached agreement with lenders to modify the interest coverage covenant contained in these note agreements through January 1, 1999, and to waive the default. EUA Cogenex expects to be in compliance during 1998.

(F) Fair Value Of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of these instruments.

Long Term Notes Receivable and Net Investment in Sales-Type Leases: The fair value of these assets are based on market rates of similar securities.

Preferred Stock and Long-Term Debt of Subsidiaries: The fair value of the System's redeemable preferred stock and long-term debt were based on quoted market prices for such securities at December 31, 1997.

                                       Carrying Amount     Fair Value
($ in thousands)                                 1997         1997

EUA
     Cash and Temporary Cash Investments          $169         $169
     Redeemable Preferred Stock                      -           -
     Long-Term Debt                                  -           -

EUA Service
     Cash and Temporary Cash Investments         1,109         1,109
    Redeemable Preferred Stock                       -           -
    Long-Term Debt                               7,900         8,298

Blackstone
     Cash and Temporary Cash Investments           408           408
     Redeemable Preferred Stock                      -           -
     Long-Term Debt                             35,000         36,363

Newport
     Cash and Temporary Cash Investments           170            170
     Redeemable Preferred Stock                      -           -
     Long-Term Debt                             20,540         21,188

Eastern Edison - Consolidated
     Cash and Temporary Cash Investments           461            461
     Redeemable Preferred Stock                 30,000         31,613
     Long-Term Debt                            223,000        235,190

EUA Cogenex - Consolidated
     Cash and Temporary Cash Investments         4,472          4,472
     Redeemable Preferred Stock                      -             -
     Long-Term Notes Receivable and
     Net Investment in Sales-Type Leases        46,192         47,200
     Long-Term Debt                             90,800         95,845

EUA Energy - Consolidated
     Cash and Temporary Cash Investments           423            423
     Redeemable Preferred Stock                      -              -
     Long-Term Debt                                  -              -

EUA Ocean State
    Cash and Temporary Cash Investments             24             24
    Redeemable Preferred Stock                       -              -
    Long-Term Debt                              28,590         32,150

EUA Energy Services
    Cash and Temporary Cash Investments             14             14
    Redeemable Preferred Stock                       -              -
    Long-Term Debt                                   -              -

EUA Telecommunications
Cash and Temporary Cash Investments                  1              1
         Redeemable Preferred Stock                  -              -
         Long-Term Debt                              -              -

(G) Lines Of Credit:

In July 1997, several EUA System companies entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $120 million. As of December 31, 1997, various financial institutions have committed up to $75 million under the revolving credit facility. At December 31, 1997 under the revolving credit agreement the EUA System had short-term borrowings available of approximately $13.5 million. During 1997, the weighted average interest rate for short-term borrowings was 5.6%.

(H) Jointly Owned Facilities:

At December 31, 1997, in addition to the stock ownership interests discussed in Note A, Nature of Operations and Summary of Significant Accounting Policies
- Jointly Owned Companies, Montaup and Newport had direct ownership interests in the following electric generating facilities:

                                            Accumulated
                                            Provision For   Net      Construc-
                                Utility     Depreciation   Utility    tion
                      Percent   Plant in        and       Plant in    Work in
($ in thousands)      Owned     Service     Amortization  Service    Progress
Montaup:
   Canal Unit 2       50.00%     $ 85,750    $ 44,498     $ 41,252    $ 227
   Wyman Unit 4        1.96%        4,054       2,253        1,801
   Seabrook Unit 1     2.90%      194,679      34,400      160,279      325
   Millstone Unit 3    4.01%      178,918      54,844      124,074      285
Newport:
   Wyman Unit 4        0.67%        1,315         768          547

The foregoing amounts represent Montaup's and Newport's interest in each facility, including nuclear fuel where appropriate, and are included on the like-captioned lines on the Consolidated Balance Sheet. At December 31, 1997, Montaup's total net investment in nuclear fuel of the Seabrook and Millstone Units amounted to $2.2 million and $1.8 million, respectively.

Montaup's and Newport's shares of related operating and maintenance expenses with respect to units reflected in the preceding table are included in the corresponding operating expenses.

(i) Financial Information By Business Segments:

The Core Electric Business includes results of the electric utility operations of Blackstone, Eastern Edison, Newport and Montaup.

Energy Related Business includes results of our diversified energy-related subsidiaries, EUA Cogenex, EUA Ocean State, EUA Energy Investment Corporation (EUA Energy), EUA Energy Services and EUA Telecommunications.

Corporate Business results include the operations of EUA Service and EUA
Parent.

                                  Pre-Tax              Depreciation     Cash       Equity in
                    Operating     Operating  Income        and      Construction   Subsidiary
($ in thousands)     Revenues     Income     Taxes     Amortization Expenditures   Earnings
Year Ended
December 31, 1997
  Core Electric     $506,696     $78,795     $20,303     $36,069     $21,870         $1,599
  Energy Related      61,817      (3,785)        547      10,858      51,941          7,867
  Corporate                       (1,980)      1,645          14       2,307
    Total           $568,513     $73,030     $22,495     $46,941     $76,118         $9,466

($ in thousands)                           December 31, 1997
Total Plant and Other Investments
     Core Electric                         $   703,132
     Energy Related                            187,752
     Corporate                                  21,392
     Total Plant and Other Investments         912,276
Other Assets
    Core Electric                              257,888
    Energy Related                              73,109
    Corporate                                   27,479
        Total Other Assets                     358,476
Total Assets                                $1,270,752

(J) Commitments And Contingencies:

Nuclear Fuel Disposal and Nuclear Plant Decommissioning Costs: The owners (or lead participants) of the nuclear units in which Montaup has an interest have made, or expect to make, various arrangements for the acquisition of uranium concentrate, the conversion, enrichment, fabrication and utilization of nuclear fuel and the disposition of that fuel after use. The owners (or lead participants) of United States nuclear units have entered into contracts with the Department of Energy (DOE) for disposal of spent nuclear fuel in accordance with the Nuclear Waste Policy Act of 1982 (NWPA). The NWPA requires (subject to various contingencies) that the federal government design, license, construct and operate a permanent repository for high level radioactive wastes and spent nuclear fuel and establish a prescribed fee for the disposal of such wastes and nuclear fuel. The NWPA specifies that the DOE provide for the disposal of such waste and spent nuclear fuel starting in 1998. Objections on environmental and other grounds have been asserted against proposals for storage as well as disposal of spent nuclear fuel. The DOE now estimates that a permanent disposal site for spent fuel will not be ready to accept fuel for storage or disposal until as late as the year 2010. In early 1998 a number of utilities filed suit in federal appeals court seeking, among other things, an order requiring the DOE to immediately establish a program for the disposal of spent nuclear fuel. Montaup owns a 4.01% interest in Millstone 3 and a 2.9% interest in Seabrook I. Northeast Utilities, the operator of the units, indicates that Millstone 3 has sufficient on-site storage facilities which, with rack additions, can accommodate its spent fuel for the projected life of the unit. At the Seabrook Project, there is on-site storage capacity which, with rack additions, will be sufficient to at least the year 2011.

The Energy Policy Act of 1992 requires that a fund be created for the decommissioning and decontamination of the DOE uranium enrichment facilities. The fund will be financed in part by special assessments on nuclear power plants in which Montaup has an interest. These assessments are calculated based on the utilities' prior use of the government facilities and have been levied by the DOE, starting in September 1993, and will continue over 15 years. This cost is passed on to the joint owners or power buyers as an additional fuel charge on a monthly basis and is currently being recovered by Montaup through rates.

Also, Montaup is recovering through rates its share of estimated decommissioning costs for Millstone 3 and Seabrook I. Montaup's share of the current estimate of total costs to decommission Millstone 3 is $21.9 million in 1997 dollars, and Seabrook I is $13.7 million in 1997 dollars. These figures are based on studies performed for the lead owners of the units. Montaup also pays into decommissioning reserves pursuant to contractual arrangements with other nuclear generating facilities in which it has an equity ownership interest or life of the unit entitlement. Such expenses are currently recoverable through rates.

Pensions: EUA maintains a noncontributory defined benefit pension plan covering most of the employees of the EUA System (Retirement Plan).
Retirement Plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the Retirement Plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.
Total pension (income) expense for the Retirement Plan, including amounts related to the 1997 voluntary retirement incentive offer, for 1997 included the following components:

($ in thousands)                           1997
Service cost-benefits earned
during the period                        $   2,816
Interest cost on projected
     benefit obligations                    10,116
Actual (return) on assets                  (29,898)
Net amortization and deferrals              16,347
Net periodic pension (income) expense         (619)
Subsidiary curtailment                        (131)
Total periodic pension (income) expense      $(750)
Assumptions used to determine pension costs:
Discount Rate                                 7.50%
Compensation Increase Rate                    4.25%
Long-Term Return on Assets                    9.50%

The following table sets forth the actuarial present value of benefit obligations and funded status at December 31, 1997:

($ in thousands)                              1997

Accumulated benefit obligations
Vested                                  $ (126,302)
Non-vested                                    (266)
Total                                   $ (126,568)
Projected benefit obligations           $ (144,915)
Plan assets at fair value,
     primarily stocks and bonds            182,795
Unrecognized net (gain)                    (41,399)
Unamortized net assets at January 1          3,832
Net pension assets                      $      313

The discount rate used to determine pension obligations, effective January 1, 1998 was changed to 7.25% and was used to calculate the plan's funded status at December 31, 1997.

The voluntary retirement incentives also resulted in $1.3 million of non-qualified pension benefits which were expensed in 1997. At December 31, 1997, approximately $2.6 million was included in other liabilities for these unfunded benefits.

EUA also maintains non-qualified supplemental retirement plans for certain officers and trustees of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on certain participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. As of December 31, 1997, approximately $5.7 million was included in accrued expenses and other liabilities for these plans. Expenses related to the Supplemental Plans were $1.9 million in 1997. EUA also provides a defined contribution 401(k) savings plan for substantially all employees. EUA's matching percentage of employees' voluntary contributions to the plan, amounted to $1.5 million in 1997.

Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by EUA System companies for all qualified employees.

The EUA System adopted Statement of Financial Accounting Standard No. 106, "Accounting for Post-Retirement Benefits Other Than Pensions," (FAS106) as of January 1, 1993. This standard establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. Under FAS106 the present value of future benefits is recorded as a periodic expense over employee service periods through the date they become fully eligible for benefits. With respect to periods prior to adopting FAS106, EUA elected to recognize accrued costs (the Transition Obligation) over a period of 20 years, as permitted by FAS106. The resultant annual expense, including amortization of the Transition Obligation and net of capitalized and deferred amounts, was approximately $6.1 million in 1997.

The total cost of post-retirement benefits other than pensions, including amounts related to the 1997 voluntary retirement incentive offer, for 1997 includes the following components:

($ in thousands)                                 1997
Service cost                                $       949
Interest cost                                     4,434
Actual (return) on plan assets                   (1,433)
Amortization of transition obligation             3,289
Other amortizations & deferrals - net              (663)
Net periodic post-retirement benefit cost         6,576
Voluntary Retirement Incentives                     172
Subsidiary curtailment                             (548)
Total periodic post-retirement
  benefit costs                              $    6,200

Assumptions used to determine post-retirement benefit costs

     Discount rate                                 7.50%
     Health care cost trend rate
           - near-term                             7.00%
          - long-term                              5.00%
     Compensation increase rate                    4.25%
     Long-term return on assets
          - union                                  8.75%
          - non-union                              7.75%

Reconciliation of funded status:
($ in thousands)                                     1997
Accumulated post-retirement benefit obligation (APBO):
     Retirees                                   $(38,701)
     Active employees fully
     eligible for benefits                        (6,753)
     Other active employees                      (19,372)
Total                                           $(64,826)
Plan assets at fair value, primarily
     notes and bonds                              23,729
Unrecognized transition obligation                49,335
Unrecognized net loss (gain)                     (16,233)
(Accrued)/prepaid post-retirement benefit cost  $ (7,995)

The discount rate used to determine post-retirement benefit obligations effective January 1, 1998 was changed to 7.25% and was used to calculate the funded status of post-retirement benefits at December 31, 1997.

Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1997 by $800,000 and increase the total accumulated post-retirement benefit obligation by $7.2 million.

The EUA System has also established separate irrevocable external Voluntary Employees' Beneficiary Association Trust Funds for union and non-union retirees. Contributions to the funds commenced in March 1993 and totaled approximately $7.1 million in 1997.

Long-Term Purchased Power Contracts: The EUA System is committed under long-term purchased power contracts, expiring on various dates through September 2021, to pay demand charges whether or not energy is received.
Under terms in effect at December 31, 1997, the aggregate annual minimum commitments for such contracts are approximately $114 million in 1998, $110 million in 1999, $107 million in 2000, $108 million in 2001, $108 million in 2002, and will aggregate $1.0 billion for the ensuing years. In addition, the EUA System is required to pay additional amounts depending on the actual amount of energy received under such contracts. The demand costs associated with these contracts are reflected as Purchased Power-Demand on the Consolidated Statement of Income. Such costs are currently recoverable through rates.

Environmental Matters: There is an extensive body of federal and state statutes governing environmental matters, which permit, among other things, federal and state authorities to initiate legal action providing for liability, compensation, cleanup, and emergency response to the release or threatened release of hazardous substances into the environment and for the cleanup of inactive hazardous waste disposal sites which constitute substantial hazards. Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the United States Environmental Protection Agency (EPA) as well as state and local authorities. The EUA System generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Subsidiaries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims. EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carriers in these matters.

On December 13, 1994, the United States District Court for the District of Massachusetts (District Court) issued a judgment against Blackstone, finding Blackstone liable to the Commonwealth of Massachusetts (Commonwealth) for the full amount of response costs incurred by the Commonwealth in the cleanup of a by-product of manufactured gas at a site at Mendon Road in Attleboro, Massachusetts. The judgment also found Blackstone liable for interest and litigation expenses calculated to the date of judgment. The total liability is approximately $5.9 million, including approximately $3.6 million in interest which has accumulated since 1985. Due to the uncertainty of the ultimate outcome of this proceeding and anticipated recoverability, Blackstone recorded the $5.9 million District Court judgment as a deferred debit. This amount is included with Other Assets on the Consolidated Balance Sheet at December 31, 1997.

Blackstone filed a Notice of Appeal of the District Court's judgment and filed its brief with the United States Court of Appeals for the First Circuit (First Circuit) on February 24, 1995. On October 6, 1995, the First Circuit vacated the District Court's judgment and ordered the District Court to refer the matter to the EPA to determine whether the chemical substance, ferric ferrocyanide (FFC), contained within the by-product is a hazardous substance. On January 20, 1995, Blackstone entered into an escrow agreement with the Commonwealth whereby Blackstone deposited $5.9 million with an escrow agent who transferred the funds into an interest bearing money market account. The distribution of the proceeds of the escrow account will be determined upon the final resolution of the judgment. No additional interest expense will accrue on the judgment amount.

On January 28, 1994, Blackstone filed a complaint in the District Court, seeking, among other relief, contribution and reimbursement from Stone & Webster Inc., of New York City and several of its affiliated companies (Stone & Webster), and Valley Gas Company of Cumberland, Rhode Island (Valley) for any damages incurred by Blackstone regarding the Mendon Road site. On November 7, 1994, the Court denied motions to dismiss the complaint which were filed by Stone & Webster and Valley. This proceeding was stayed in December 1995 pending final EPA determination as to whether FFC is a hazardous substance.

In addition, Blackstone has notified certain liability insurers and has filed claims with respect to the Mendon Road site, as well as other sites. Blackstone reached settlement with one carrier for reimbursement of legal costs related to the Mendon Road case. In January 1996, Blackstone received the proceeds of the settlement.

As of December 31, 1997, the EUA System had incurred costs of approximately $6.7 million (excluding the $5.9 million Mendon Road judgment) in connection with the investigation and clean-up of these sites, substantially all of which relate to Blackstone. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing all of its incurred costs over a five-year period consistent with prior regulatory recovery periods and is recovering certain of those costs in rates.

EUA estimates that additional costs of up to $1.3 million (excluding the $5.9 million Mendon Road judgment) may be incurred at these sites through 1998, substantially all of which relates to sites at which Blackstone is a potentially responsible party. Estimates beyond 1998 cannot be made since site studies, which are the basis of these estimates, have not been completed. As a result of the recoverability of cleanup costs in rates and the uncertainty regarding both its estimated liability, as well as its potential contributions from insurance carriers and other responsible parties, EUA does not believe that the ultimate impact of the environmental costs will be material to the financial position of the EUA System or to any individual subsidiary and thus no loss provision is required at this time.

The Clean Air Act Amendments (Amendments) created new regulatory programs and generally updated and strengthened air pollution control laws. These amendments expanded the regulatory role of the EPA regarding emissions from electric generating facilities and a host of other sources. EUA System generating facilities were first affected in 1995, when EPA regulations took effect for facilities owned by the EUA System. Montaup's coal-fired Somerset Unit 6 is utilizing lower sulfur content coal to meet the 1995 air standards. EUA does not anticipate the impact from the Amendments to be material to the financial position of the EUA System.

In July 1997, the EPA issued a new and more stringent rule covering ozone particulate matter which is to be followed by promulgation of more stringent ozone and particulate matter standards. The effect that such standards will have on the EUA System cannot be determined by management at this time.

Eastern Edison, Montaup, the Massachusetts Attorney General and Division of Energy Resources entered into a settlement regarding electric utility industry restructuring in Massachusetts. The settlement includes a plan for emissions reductions related to Montaup's Somerset Station Units 5 and 6, and to Montaup's 50% ownership share of Canal Electric's Unit 2. The basis for SO2 and NOx emission reductions in the proposed settlement is an allowance cap calculation. Montaup may meet its allowance caps by any combination of control technologies, fuel switching, operational changes, and/or the use of purchased or surplus allowances. The settlement was approved by FERC on December 19, 1997.

In April 1992, the Northeast States for Coordinated Air Use Management (NESCAUM), an environmental advisory group for eight northeast states including Massachusetts and Rhode Island, issued recommendations for NOx controls for existing utility boilers required to meet the ozone non-attainment requirements of the Clean Air Act. The NESCAUM recommendations are more restrictive than the Clean Air Act requirements. The Massachusetts Department of Environmental Management has amended its regulations to require that Reasonably Available Control Technology (RACT) be implemented at all stationary sources potentially emitting 50 tons or more per year of NOx. Similar regulations have been issued in Rhode Island. Montaup has initiated compliance, through, among other things, selective noncatalytic reduction processes.

A number of scientific studies in the past several years have examined the possibility of health effects from EMF that are found wherever there is electricity. While some of the studies have indicated some association between exposure to EMF and health effects, many others have indicated no direct association. On October 31, 1996, the National Academy of Sciences issued a literature review of all research to date, Possible Health Effects of Exposure to Residential Electric and Magnetic Fields. Its most widely reported conclusion stated, "No clear, convincing evidence exists to show that residential exposures to EMF are a threat to human health." Additional studies, which are intended to provide a better understanding of EMF, are continuing.

Some states have enacted regulations to limit the strength of magnetic fields at the edge of transmission line rights-of-way. Rhode Island has enacted a statute which authorizes and directs the Energy Facility Siting Board to establish rules and regulations governing construction of high voltage transmission lines of 69 kv or more. Management cannot predict the ultimate outcome of the EMF issue.

Guarantee of Financial Obligations: EUA has guaranteed or entered into equity maintenance agreements in connection with certain obligations of its subsidiaries. EUA has guaranteed the repayment of EUA Cogenex's $28.0 million, 10.56% unsecured long-term notes due 2005 and EUA Ocean State's $28.6 million, 9.59% unsecured long-term notes due 2011. In addition, EUA has entered into equity maintenance agreements in connection with the issuance of EUA Service's 10.2% Secured Notes and EUA Cogenex's 9.6% Unsecured Notes. Under the
December 1992 settlement agreement with EUA Power, EUA reaffirmed its guarantee of up to $10 million of EUA Power's share of the decommissioning costs of Seabrook I and any costs of cancellation of Seabrook I or Seabrook
II. EUA guaranteed this obligation in 1990 in order to secure the release to EUA Power of a $10 million fund established by EUA Power at the time EUA Power acquired its Seabrook interest. EUA has not provided a reserve for this guarantee because management believes it unlikely that EUA will ever be required to honor the guarantee.

Montaup is a 3.27% equity participant in two companies which own and operate transmission facilities interconnecting New England and the Hydro Quebec system in Canada. Montaup has guaranteed approximately $4.5 million of the outstanding debt of these two companies. In addition, Montaup and Newport have minimum rental commitments which total approximately $12 million and $1.5 million, respectively under a noncancelable transmission facilities support agreement for years subsequent to 1997.

Other: In the fourth quarter of 1996 EUA Cogenex was notified by Ridgewood/Mass. Corporation that it intended to seek damages related to certain claims and alleged misrepresentations by EUA Cogenex regarding the sale of its cogeneration portfolio. As part of the "Agreement for Assignment for Beneficial Interests," Ridgewood exercised these rights under the mandatory arbitration clause contained within said agreement. A date has not been determined for the arbitration proceedings at this time. EUA Cogenex has filed a counter-claim against Ridgewood for its failure to pay for certain transitional expenses as stipulated in the "Assignment Agreement." In 1997, the American Arbitration Association set a preliminary hearing date of June 14, 1998. Management cannot determine at this time the ultimate outcome of these proceedings.

On January 10, 1997, the Internal Revenue Service (IRS) issued a report in connection with its examination of the consolidated income tax returns of EUA for 1992 and 1993. The report includes an adjustment to disallow EUA's inclusion of its investment in EUA Power's Preferred Stock as a deduction in determining Excess Loss Account (ELA) taxable income relating to the redemption of EUA Power's Common and Preferred Stock in 1993. The IRS has taken the position that the redemption of the Preferred Stock resulted in a capital loss transaction and not a deduction in determining ELA. The Company disagrees with the IRS's position and filed a protest in March 1997. On February 24, 1998, EUA met with an IRS appeals officer to discuss resolution of this matter and awaits a decision. EUA believes that it will ultimately prevail in this matter. However, if the ultimate resolution of this matter is a favorable decision for the IRS and EUA has not generated sufficient capital gain transactions to offset the capital loss then EUA would be required to record a charge that could have a material impact on financial results in the year of the charge but would not materially impact the financial position of the company.

In early 1997, ten plaintiffs brought suit against numerous defendants, including EUA, for injuries and illness allegedly caused by exposure to asbestos over approximately a thirty-year period, at premises, including some owned by EUA companies. The total damages claimed in all of these complaints was $25 million in compensatory and punitive damages, plus exemplary damages and interest and costs. Each complaint names between fifteen and twenty-eight defendants, including EUA. These complaints have been referred to the applicable insurance companies. Counsel has been retained by the insurers and is actively defending all cases. Three cases have been dismissed as against the EUA Companies, with prejudice. EUA cannot predict the ultimate outcome of this matter at this time.

The Office of the Attorney General has certified a referendum petition to repeal the Massachusetts Electric Industry Restructuring Act as a matter appropriate for a referendum initiative. A petition was filed with the Election Division of the Office of the Secretary of State in February 1998. A question on repealing the Act will be presented to voters on the November 1998 ballot. EUA and the electric industry in Massachusetts will actively oppose repeal. Management cannot predict the outcome of the November ballot question.